Exhibit 99.1

PROFOUND MEDICAL CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE
HELD ON MAY 17, 2023

AND

MANAGEMENT INFORMATION CIRCULAR

DATED AS OF APRIL 6, 2023

PROFOUND MEDICAL CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) in the capital of Profound Medical Corp. (the “Corporation”) will be held at 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5, on Wednesday, May 17, 2023 at 10:00 a.m. (Toronto time) and will be broadcast via webcast and may be accessed either by conference call at 1-800-715-9871 (Toll Free) or 1-646-307-1963 (United States) Conference ID: 6589733 or online at https://edge.media-server.com/mmc/p/udwi47is is for the following purposes:

1.	to receive the audited financial statements of the Corporation for the financial year ended December 31, 2022 and the accompanying report of the auditors thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to consider and, if deemed fit, approve an ordinary resolution approving all unallocated restricted share units and deferred share units under the Corporation’s long-term incentive plan, as well as revisions to the plan’s amendment provisions;

4.	to appoint the auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix the auditors’ remuneration; and

5.	to transact such other business as may be properly brought before the Meeting or any postponement or adjournment thereof.

Shareholders should refer to the accompanying management information circular for more detailed information with respect to the matters to be considered at the Meeting.

To access the live webcast of the Meeting on May 17, 2023 at 10:00 a.m. (Toronto time), please dial in to the conference call at 1-800-715-9871 (Toll Free) or 1-646-307-1963 (United States) Conference ID: 6589733 or online at https://edge.media-server.com/mmc/p/udwi47is.

The Corporation encourages all registered Shareholders to vote in advance of the meeting by dating and executing the accompanying form of proxy and returning it to TSX Trust Company by mail or courier, to 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1 or via the internet at www.voteproxyonline.com by no later than by 10:00 a.m. on Monday May 15, 2023, or if the Meeting is adjourned or postponed, at least 48 hours, excluding Saturdays, Sundays and holidays, prior to any such adjournment or postponement. If you receive more than one form of proxy because you own Common Shares registered in different names or addresses, each form of proxy should be completed and returned.

If you are not a registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the accompanying voting instruction form in accordance with the instructions provided to you by your broker or by the other intermediary.

Only Shareholders of record as of April 6, 2023 are entitled to notice of the Meeting and to vote at the Meeting and at any postponement or adjournment thereof.

By Order of the Board of Directors

(Signed) “Arun Menawat”
Arun Menawat Director and Chief Executive Officer April 6, 2023

PROFOUND MEDICAL CORP.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (this “Circular”) is provided in connection with the solicitation of proxies by the management of Profound Medical Corp. (the “Corporation” or “Profound”) for use at the annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) in the capital of the Corporation. The Meeting will be held on Wednesday May 17, 2023 at 10:00 a.m. (Toronto time) at 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5, or at such other time or place to which the Meeting may be adjourned, for the purposes set forth in the notice of annual and special meeting accompanying this Circular (the “Notice”). Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited by telephone, facsimile or other means of electronic communication. In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Corporation.

To access the live webcast of the Meeting on May 17, 2023 at 10:00 a.m. (Toronto time), please dial in to the conference call at 1-800-715-9871 (Toll Free) or 1-646-307-1963 (United States) Conference ID: 6589733 or online at https://edge.media-server.com/mmc/p/udwi47is.

These securityholder materials are being sent to both registered and non-registered (beneficial) owners of the securities. If you are a non-registered owner and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings or securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

Accompanying this Circular (and filed with applicable securities regulatory authorities) is a form of proxy for use at the Meeting. Each Shareholder who is entitled to attend the Meeting is encouraged to participate in the Meeting and Shareholders are urged to vote on matters to be considered in person or by proxy.

Unless otherwise stated, the information contained in this Circular is given as of April 6, 2023. All time references in this Circular are references to Toronto time. Unless otherwise stated, all references to “$” are to United States dollars and references to “C$” are to Canadian dollars.

APPOINTMENT AND REVOCATION OF PROXIES

Registered Shareholders

Appointment of Proxies

Those Shareholders who wish to be represented at the Meeting by proxy must complete and deliver a proper form of proxy to TSX Trust Company (the “Transfer Agent”) either by mail or courier, to 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1 or via the internet at www.voteproxyonline.com.

The persons named as proxyholders in the form of proxy accompanying this Circular are designated by management of the Corporation and are representatives of the Corporation’s management for the Meeting. A Shareholder who wishes to appoint some other person (who need not be a Shareholder) to attend and act for and on such Shareholder’s behalf at the Meeting other than the management nominees designated in the form of proxy may do so by either: (i) crossing out the names of the management nominees AND legibly printing the other person’s name in the blank space provided in the accompanying form of proxy; or (ii) completing another valid form of proxy. In either case, the completed form of proxy must be delivered to the Transfer Agent at the place and within the time specified herein for the deposit of proxies. A Shareholder who appoints a proxy who is someone other than the management representatives named in the form of proxy should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and provide instructions on how the Common Shares are to be voted. The nominee should bring personal identification to the Meeting. In any case, the form of proxy should be dated and executed by the Shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the proxy form).

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In order to validly appoint a proxy, the form of proxy must be received by the Transfer Agent (the address is stated above or in the form of proxy) by 10:00 a.m. (Toronto time) on Monday May 15, 2023, or if the Meeting is adjourned or postponed, at least 48 hours, excluding Saturdays, Sundays and holidays, prior to any such adjournment or postponement. After such time, the Chair of the Meeting may accept or reject a form of proxy delivered to him in his discretion but is under no obligation to accept or reject any particular late form of proxy.

Revocation of a Proxy

A Shareholder who has validly given a proxy may revoke it for any matter upon which a vote has not already been cast by the proxyholder appointed therein. In addition to revocation in any other manner permitted by law, a proxy may be revoked with an instrument in writing signed and delivered to either the registered office of the Corporation or the Transfer Agent, 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1, at any time up to and including the last business day preceding the date of the Meeting, or any postponement or adjournment thereof at which the proxy is to be used, or deposited with the Chair of such Meeting on the day of the Meeting, or any adjournment or postponement thereof. The document used to revoke a proxy must be in writing and completed and signed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

Signature on Proxies

The form of proxy must be executed by the Shareholder or his or her duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer whose title must be indicated. A form of proxy signed by a person acting as attorney or in some other representative capacity should indicate that person’s capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Corporation).

Voting of Proxies

Each Shareholder may instruct his, her or its proxy how to vote his, her or its Common Shares by completing the blanks on the form of proxy.

The Common Shares represented by the enclosed form of proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. If a Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such direction, such Common Shares will be voted FOR the resolutions described in the form of proxy and below.

The accompanying form of proxy confers discretionary authority upon the persons named therein to vote on any amendments or variations to matters identified in the Notice and with respect to such other business or matters which may properly come before the Meeting or any adjournment or postponement thereof. As of the date hereof, management of the Corporation knew of no such amendments or variations or other matters to come before the Meeting.

Beneficial (Non-Registered) Shareholders

The information set forth in this section is of importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through depositories (e.g. CDS & Co., the registration name for CDS Clearing and Depository Services Inc.), brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders who are registered Shareholders (that is, shareholders whose names appear on the records maintained by the Transfer Agent as registered holders of Common Shares) will be recognized and acted upon at the Meeting.

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Without specific instructions, brokers (or their agents and nominees) are prohibited from voting shares for the broker’s clients. Subject to the following discussion in relation to NOBOs (as defined herein), the Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co., a broker or another nominee, are held.

There are two categories of Beneficial Shareholders for the purposes of applicable securities regulatory policy in relation to the mechanism of dissemination to Beneficial Shareholders of proxy-related materials and other securityholder materials and to request voting instructions from such Beneficial Shareholders. Non-objecting beneficial owners (“NOBOs”) are Beneficial Shareholders who have advised their intermediary (such as brokers or other nominees) that they do not object to their intermediary disclosing ownership information to the Corporation, consisting of their name, address, e-mail address, securities holdings and preferred language of communication. Securities legislation restricts the use of that information to matters strictly relating to the affairs of the Corporation. Objecting beneficial owners (“OBOs”) are Beneficial Shareholders who have advised their intermediary that they object to their intermediary disclosing such ownership information to the Corporation.

In accordance with the requirements of NI 54-101, the Corporation is sending the Notice, this Circular and a voting instruction form or a form of proxy, as applicable (collectively, the “Meeting Materials”), directly to NOBOs and indirectly, through intermediaries, to OBOs. NI 54-101 permits the Corporation, in its discretion, to obtain a list of its NOBOs from intermediaries and use such NOBO list for the purpose of distributing the Meeting Materials directly to, and seeking voting instructions directly from, such NOBOs. As a result, the Corporation is entitled to deliver Meeting Materials to Beneficial Shareholders in two manners: (a) directly to NOBOs and indirectly through intermediaries to OBOs; or (b) indirectly to all Beneficial Shareholders through intermediaries. In accordance with the requirements of NI 54-101, the Corporation is sending the Meeting Materials directly to NOBOs and indirectly, through intermediaries, to OBOs. The Corporation will pay the fees and expenses of intermediaries for their services in delivering Meeting Materials to OBOs in accordance with NI 54-101.

The Corporation has used a NOBO list to send the Meeting Materials directly to those NOBOs whose names appear on that list. If the Corporation has sent these materials directly to a NOBO, such NOBO’s name and address and information about its holdings of Common Shares have been obtained from the intermediary holding such shares on the NOBO’s behalf in accordance with applicable securities regulatory requirements. As a result, any NOBO of the Corporation can expect to receive a voting instruction form from the Transfer Agent. NOBOs should complete and return the voting instruction form to the Transfer Agent in the envelope provided. The Transfer Agent will tabulate the results of voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by such voting instruction forms.

Applicable securities regulatory policy requires intermediaries, on receipt of Meeting Materials that seek voting instructions from Beneficial Shareholders indirectly, to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings on Form 54-101F7 – Request for Voting Instructions Made by Intermediary (“Form 54-101F7”). Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting or any adjournment or postponement thereof. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. Beneficial Shareholders who wish to appear in person and vote at the Meeting should be appointed as their own representatives at the Meeting in accordance with the directions of their intermediaries and Form 54-101F7. Beneficial Shareholders can also write the name of someone else whom they wish to attend at the Meeting and vote on their behalf. Unless prohibited by law, the person whose name is written in the space provided in Form 54-101F7 will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in Form 54-101F7 or this Circular.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a voting instruction form in lieu of the form of proxy. Beneficial Shareholders are requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Broadridge will then provide aggregate voting instructions to the Transfer Agent, which tabulates the results and provides appropriate instructions respecting the voting of shares to be represented at the Meeting or any adjournment or postponement thereof. By choosing to send the Meeting Materials to NOBOs directly, the Corporation (and not the intermediary holding Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

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All references to Shareholders in this Circular and the accompanying form of proxy and Notice are to registered Shareholders unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Shareholders of record as of April 6, 2023 are entitled to receive notice of and to attend and vote at the Meeting. As at the date hereof, the Corporation has 21,114,332 issued and outstanding Common Shares. Each Common Share entitles the holder to one vote in respect of any matter that may come before the Meeting.

Pursuant to the by-laws of the Corporation, a quorum is present at the Meeting if two or more voting persons are present in person and authorized to cast in the aggregate not less than 10% of the total number of votes attaching to all Common Shares.

To the knowledge of the directors and officers of the Corporation, as at the date hereof, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding Common Shares other than:

Name	Number of Common Shares Owned or Controlled	Percent of Outstanding Common Shares
Gagnon Securities LLC	3,136,828	15%

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No directors or officers of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any one of them, is or was indebted, directly or indirectly, to the Corporation or its subsidiaries at any time since the beginning of the last completed financial year of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Circular, no director or officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any other insider of the Corporation, nor any associate or affiliate of any one of them, has or has had, at any time since the beginning of the last completed financial year of the Corporation, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Corporation.

MATTERS TO BE CONSIDERED AT THE MEETING

Financial Statements

The audited financial statements of the Corporation and the auditors’ report thereon as at and for the financial year ended December 31, 2022 (the “Financial Statements”) will be placed before the Shareholders at the Meeting, but no vote by the Shareholders with respect thereto is required or proposed to be taken in respect of the Financial Statements. The Financial Statements were audited by PricewaterhouseCoopers LLP of Oakville, Ontario and are available under the Corporation’s profile on SEDAR at www.sedar.com.

Election of Directors

At the Meeting, Shareholders are required to elect the directors of the Corporation to hold office until the next annual meeting of Shareholders or until the successors of such directors are elected or appointed. Shareholders will be asked to vote on the election of six directors at the Meeting, as further described below. There are currently seven directors of the Corporation. Mr. Kenneth Galbraith will not be standing for re-election to the board of directors of the Corporation (the “Board”).

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The persons designated as proxyholders in the accompanying form of proxy (absent contrary directions) intend to vote FOR the election of the directors as set forth above. The Corporation does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies held by the persons designated as proxyholders in the accompanying form of proxy will be voted for another nominee in their discretion unless the Shareholder has specified in his or her form of proxy that his or her Common Shares are to be withheld from voting in the election of directors.

The Board has adopted a policy that entitles each Shareholder to vote for each nominee on an individual basis. In addition, the Board has adopted a policy stipulating that if the votes in favour of the election of a director nominee at the Meeting represent less than a majority (50% + 1 vote) of the Common Shares voted and withheld, the nominee shall, immediately following the Meeting, submit his or her resignation to the Board for consideration. The Human Resources and Corporate Governance Committee shall consider and recommend to the Board whether or not to accept the resignation. The Board will accept the resignation absent exceptional circumstances which would warrant the applicable director continuing to serve on the Board. The Board will determine whether or not to accept the resignation within 90 days following the applicable annual meeting. A press release disclosing the Board’s determination (and the reasons for rejecting the resignation, if applicable) shall be issued promptly following such determination. The nominee will not participate in any Human Resources and Corporate Governance Committee or Board deliberations on the resignation offer. The policy does not apply in circumstances involving contested elections.

The following table sets forth the name of each of the persons proposed to be nominated for election as a director of the Corporation, all positions and offices in the Corporation presently held by such nominees, the nominees’ municipality, province or state and country of residence, principal occupation within the five preceding years, the period during which the nominees have served as directors, and the number and percentage of Common Shares and options to purchase Common Shares (“Options”) beneficially owned by the nominees, directly or indirectly, or over which control or direction is exercised.

Name, Age and Residence	Positions with the Corporation and Date First Appointed to the Board	Principal Occupation	Number and Percentage of Common Shares Beneficially Owned or Controlled	Number and Percentage of Options Beneficially Owned or Controlled
Arun Menawat Age: 68 Bonita Springs, Florida, USA	Chief Executive Officer and Director June 4, 2015	Chief Executive Officer and Director of the Corporation (since August 2016); President and Chief Executive Officer of Novadaq Technologies Inc. (from 2003 to 2016).	425,296 2.04%	581,559 20.86%
Brian Ellacott(2) Age: 66 Sanibel Island, Florida, USA	Director June 14, 2018	Chief Executive Officer Belmont Medical Technologies, a medical device company (since 2017); President and Chief Executive Officer Laborie Medical Technologies, a medical device company (from 2013 to 2017).	68,000 0.33%	53,300 1.91%
Cynthia Lavoie(1) Age: 56 Gloucester, Ontario, Canada	Director March 2, 2021	President and Managing Director of AllosteRx Capital Management (Canada) Inc. (since 2018). President and Chief Investment Officer CCRM Enterprises Inc. (since Aug 2020). General Partner with TVM Life Science Management Inc. (March 2012 to March 2017)	6,000 0.03%	20,000 0.72%

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Name, Age and Residence	Positions with the Corporation and Date First Appointed to the Board	Principal Occupation	Number and Percentage of Common Shares Beneficially Owned or Controlled	Number and Percentage of Options Beneficially Owned or Controlled
Murielle Lortie(1)(3) Age: 53 Pointe-Claire, Québec, Canada	Director November 30, 2020	Chief Financial Officer Claridge Inc. (since September 2021); Chief Financial Officer and VP Finance of Liminal BioSciences (September 2018 to September 2021); Consultant, Corporate Finance, Mergers and Acquisitions (March 2018 to September 2018); VP and Chief Financial Officer Pharmascience (January 2014 to October 2017).	3,150 0.02%	20,000 0.72%
Arthur Rosenthal(1)(2)(4) Age: 76 Oro Valley, Arizona, USA	Director June 14, 2018	Professor of Practice in the Biomedical Engineering Department at Boston University (since 2010).	17,300 0.08%	53,300 1.91%
Kris Shah Age: 62 Mississauga, Ontario, Canada	Director May 18, 2022	President, Baylis MedTech (since February 2022); President, Baylis Medical Company (2015 to February 2022); Executive Vice President Baylis Medical Company (1990 – 2015)	-	-

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Human Resources and Corporate Governance Committee.
(3)	Chair of the Audit Committee.
(4)	Chair of the Human Resources and Corporate Governance Committee.

Director Biographies

Arun Menawat – Chief Executive Officer and Director – Dr. Menawat has an accomplished history of executive leadership success in the healthcare industry. From April 2003 until joining Profound, he served as the Chairman, President and CEO of Novadaq Technologies Inc., a Toronto Stock Exchange (“TSX”) and Nasdaq listed company that marketed medical imaging and therapeutic devices for use in the operating room. Previously, he was President and Chief Operating Officer and Director of another publicly listed medical imaging software company, Cedara Software. His educational background includes a Bachelor of Science in Biology, University of District of Columbia, Washington, D.C., and a Ph.D. in Chemical Engineering, from the University of Maryland, College Park, MD, including graduate research in Biomedical Engineering from the National Institute of Health, Bethesda, MD. He also earned an Executive M.B.A. from the J.L. Kellogg School of Management, Northwestern University, Evanston, IL.

Brian Ellacott – Director – Mr. Ellacott is an experienced global medical device executive. Mr. Ellacott joined Belmont Medical Technologies (“Belmont Instrument LLC”) as CEO in December 2017. Belmont Instrument LLC is a Boston-based private equity owned medical device company with a leading global position in fluid warming and infusion systems. Prior to Belmont Instrument LLC, Mr. Ellacott was President and CEO of Laborie Medical Technologies (“Laborie”). Laborie is a urology and gastroenterology medical device company formerly based in Toronto with manufacturing facilities in Toronto, Montreal, Enschede, NL, Attikon, Switzerland and Portsmouth, New Hampshire. Mr. Ellacott joined private equity owned Laborie as President and CEO in July 2013 and in four years completed 14 global acquisitions, tripling Laborie’s revenue and increasing EBITDA eight-fold. The company was ranked as one of the fastest growing and most profitable medical device companies in the world. Prior to joining Laborie, Mr. Ellacott served as Executive Vice President and General Manager of Invacare Corporation’s (NYSE: IVC) C$1 billion North and South American homecare and rehabilitation business. Mr. Ellacott has also held executive positions with Baxter International Inc. and American Hospital Supply, Inc., with assignments in Canada, Australia and the United States. Mr. Ellacott serves on the board of Belmont Medical Technologies and Aspen Surgical Products. Mr. Ellacott holds a Bachelor of Business Administration Degree from Wilfrid Laurier University, Waterloo, Ontario, Canada and is a dual United States and Canadian citizen.

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Cynthia Lavoie – Director – Dr. Lavoie is currently President and Managing Director of AllosteRx Capital Management (“AllosteRx”). She also serves as President and Chief Investment Officer of CCRM Enterprises. Prior to co-founding AllosteRx, Cynthia was a General Partner with TVM Life Science Management Inc. (“TVM”), a global venture capital group with main offices in Munich and Montreal. She was recruited to TVM from VG (VenGrowth) Partners Inc., where she was a Partner and co-headed its life sciences fund. Cynthia is currently a board director at Fibrocor Therapeutics, a fibrosis company in Toronto, a board director of Morphocell Technologies, a company developing therapies for liver diseases in Montreal and a board director of Apiary Therapeutics, a cell therapy start-up based in Toronto. A seasoned healthcare investment professional with 19 years of experience in venture capital, Dr. Lavoie’s expertise includes creating companies de novo and leading investments into businesses developing therapeutics, devices, and diagnostic tools. Cynthia has taken active roles on boards of companies located in Canada and the US from start-up to revenue-generating stages. These include Acer Therapeutics (NASDAQ: ACER), Cytochroma (acquired by OPKO Health), VisualSonics (acquired by SonoSite, now FujiFilm SonoSite), and Trillium Therapeutics (NASDAQ: TRIL) (acquired by Pfizer). Before joining the investment community, Dr. Lavoie served in a variety of academic and scientific leadership positions for 10 years, working with research institutes and life science companies. Cynthia earned her MBA with first class honors from Rotman School of Management at the University of Toronto and earned her Ph.D in Molecular Biology with Dean’s honors from McGill University.

Murielle Lortie – Director – Ms. Lortie has an accomplished history of financial leadership success within the global life science industry. She currently serves as Chief Financial Officer of Claridge Inc. Prior to joining Claridge Inc., Ms. Lortie was Chief Financial Officer Liminal BioSciences Inc. (“Liminal”), a Nasdaq-listed, clinical-stage biopharmaceutical company. Prior to joining Liminal, Ms. Lortie was Vice President & Chief Financial Officer and Advisor to the CEO, Global Strategy, Mergers & Acquisitions at Pharmascience Inc. Previously, she has held senior positions in finance at Bristol Myers Squibb, including Vice-President of Finance for Bristol Myers Squibb Canada Co. and Global Director of Finance supporting BMS Headquarters. Ms. Lortie is a Chartered Professional Accountant and member of the Ordre des comptables professionnels agrées du Québec. She holds a Graduate Diploma in Accountancy from Concordia University and a Bachelor of Business Administration Bishop’s University. She has extensive corporate governance experience, previously serving on the Boards of Bellus Health Inc. and Pharmascience Barbados Ltd. & Pharmascience International Ltd. Ms. Lortie is currently a Board member of Finance Executives International (FEI) Canada and Bishops University.

Arthur L. Rosenthal – Director – Dr. Rosenthal is director and Chair of the Compensation Committee for LivaNova PLC, a UK global medical technology company. Prior, Dr. Rosenthal served on the Cyberonics board of directors as a non-executive director and Chair of the Compensation Committee from January 2007 to October 2015. Since June 2010, Dr. Rosenthal has served as Professor of Practice in the Biomedical Engineering Department at Boston University. From June 2011 until July 2012, Dr. Rosenthal served as executive vice chairman of Cappella Medical Devices Ltd. (now ArraVasc Ltd.), a development-stage company focused on novel device solutions for coronary artery disease. From June 2009 until June 2011, Dr. Rosenthal served as President and CEO of Cappella, Inc. Dr. Rosenthal served as chairman, from January 2002, and CEO, commencing in January 2005, of Labcoat, Ltd. until its acquisition by Boston Scientific Corporation in December 2008. From January 1994 to May 2000, Dr. Rosenthal was a Senior Vice President, Corporate Officer, and Chief Development Officer of Boston Scientific, and from May 2000 until his retirement in January 2005, he was a Senior Vice President, Chief Scientific Officer, and Executive Committee Member of Boston Scientific. From 2000 until 2010, Dr. Rosenthal served as a non-executive director, and from 2006 through 2009, as chairman of the Remuneration Committee, of Renovo, Ltd., a U.K. based pharmaceutical company that became publicly traded in 2006. In July 2009, Dr. Rosenthal joined the board of Interface Biologics, Inc., a Toronto-based development stage company focused on drug delivery devices, as a non-executive director. In April 2011, Dr. Rosenthal was elected Chairman at Interface Biologics, Inc. From April 2013 to May 2015, Dr. Rosenthal served as non-executive director and member of the Compensation Committee of Arch Technologies, Inc. and is currently a member of Arch’s Clinical Advisory Board. In 2015, Dr. Rosenthal was appointed to the Industrial Advisory Committee, CURAM (National University in Galway, Ireland). Since 2003, Dr. Rosenthal has been a Fellow of the American Institute of Medical and Biological Engineering.

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Kris Shah – Director – Kris Shah is the president of Baylis Medical Technologies, Inc. (“Baylis”), a leader in the development and commercialization of innovative medical devices in the fields of radiology and neurosurgery. Headquartered in Canada, Baylis also provides contract manufacturing services to some of the world’s leading medical device companies. Kris joined Baylis in 1989 as a co-founder and served as president from 2015 until it was acquired by Boston Scientific in 2022. Baylis is a leading developer, manufacturer, and distributor of specialized medical devices for interventional cardiology. Baylis had previously divested its interventional pain management business to Kimberly Clark Corporation (now Avanos Medical, Inc.) in 2009, and its bone tumor ablation business (OsteoCool) to Medtronic plc in 2016. Kris also co-founded the consulting business OME Group in 1991, which was sold to Ernst and Young in 2011. Kris is an active board member for AdvaMed Accel and Intellijoint Surgical. In the past he has served on the boards of Venture Lab, MEDEC, and the Business Advisory Committee of HTX and Conavi Medical Inc.. His list of accomplishments includes numerous patents, the Ernst and Young Entrepreneur Award for Healthcare in Quebec (2011) and the University of Waterloo Alumni Achievement Award (2014). Kris has a B.Sc. in Electrical Engineering from the University of Waterloo.

Cease Trade Orders, Bankruptcies and Penalties

No proposed director is, or has been, within the 10 years prior to the date hereof, a director, chief executive officer or chief financial officer of any company that:

(a)	was the subject of a cease trade or similar order, or an order that denied such company access to any exemptions under applicable securities legislation for a period of more than 30 consecutive days that was issued while the proposed director was acting as director, chief executive officer or chief financial officer; or

(b)	was the subject of a cease trade or similar order, or an order that denied such company access to any exemptions under applicable securities legislation for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as set forth below, no proposed director is, or has been within the 10 years prior to the date hereof a director or executive officer of any other issuer that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Dr. Menawat was a director of Spartan Bioscience Inc. (“Spartan”) from September 2020 to July 2021. On April 5, 2021, Spartan filed a Notice of Intention to File a Proposal (the “NOI”) under the Bankruptcy and Insolvency Act with the Office of the Superintendent in Bankruptcy. On June 21, 2021, the NOI proceeding was continued under the Companies’ Creditors Arrangement Act. On December 1, 2021, Spartan entered bankruptcy.

No proposed director has, within the 10 years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

No proposed director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by any securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable securityholder in deciding whether to vote for the proposed director.

Approval of Unallocated RSUs & DSUs and Approval of Revisions to Amendment Provision

General

Section 613(a) of the TSX Company Manual provides that every three years after the institution of a security based compensation arrangement, all unallocated rights, options or other entitlements under such arrangement which does not have a fixed maximum number of securities issuable thereunder, must be approved by a majority of the issuer’s directors and by the issuer’s security holders. As the Corporation’s long-term incentive plan (the “LTIP”) is considered to be a security-based compensation arrangement and as the combined maximum number of Common Shares issuable pursuant to the LTIP and the Share Option Plan is not a fixed number, but is instead equal to 13% of the outstanding Common Shares, approval is being sought at the Meeting to approve the grant of unallocated deferred share units (“DSUs”) and restricted share units (“RSUs” and collectively with DSUs, “Units”) under the LTIP. Units are considered to be “allocated” under the LTIP when issued and Units which remain available for grant under the LTIP are referred to as “unallocated”.

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Other than the approval of the unallocated Units under the LTIP and the revisions to the amendment provision intended to more closely track the TSX amendment provision requirements and governance best practices, none of the amendments made to the LTIP require Shareholder approval. The amendments made to the LTIP that do not require Shareholder approval include decreasing the maximum number of Common Shares issuable pursuant to the LTIP from 13% of the outstanding Common Shares to 4.9% of the outstanding Common Shares, provided that, the maximum number of Common Shares which may be reserved for issuance pursuant to all of the Company’s security-based compensation arrangements shall not in the aggregate exceed 13% of the issued and outstanding Common Shares, including new non-employee director participation limits, including a new default vesting schedule for DSUs, permitting the holder of vested DSUs to elect settlement timing (subject to certain restrictions), providing the Corporation with the ability to elect whether vested DSUs are settled in Common Shares or cash, including a clawback provision, and other amendments of an administrative or “housekeeping” nature. These amendments do not require Shareholder approval because of the LTIP’s amendment provision that allows these amendments to be made without Shareholder approval.

As at the date of this Circular (assuming a revised share reserve of 4.9% of the outstanding Common Shares), there were 60,000 DSUs and 443,861 RSUs issued and outstanding, representing in the aggregate approximately 2.4% of the outstanding Common Shares and accordingly, 312,139 Units remain unallocated and available for grant under the LTIP, representing approximately 1.5% of the outstanding Common Shares. The terms of the LTIP are fully described in this Circular under the heading “Statement of Executive Compensation – Description of the Corporation’s LTIP”.

At the Meeting, Shareholders will be asked to vote on a resolution to renew the LTIP, by approving the unallocated Units under the LTIP, as well as to approve revisions to the LTIP’s amendment provision intended to more closely track the TSX amendment provision requirements and governance best practices (as further described in this Circular under the heading “Statement of Executive Compensation – Description of the Corporation’s LTIP”).

Shareholder Approval

In accordance with the rules of the TSX, all unallocated RSUs and DSUs under the LTIP and the revisions to the LTIP amendment provision must be approved by an ordinary resolution of the Shareholders. At the Meeting, Shareholders will be asked to pass the following ordinary resolution approving the unallocated RSUs and DSUs issuable pursuant to the LTIP and the revised amendment provision:

“BE IT RESOLVED THAT:

1.	all unallocated restricted share units (“RSUs”) and deferred share units (“DSUs”) under the long-term incentive plan of the Corporation are hereby approved;

2.	the Corporation shall have the ability to continue granting RSUs and DSUs under the long-term incentive plan of the Corporation until May 17, 2026, being the date that is three years from the date hereof;

3.	the revisions to the amendment provision of the long-term incentive plan of the Corporation be and are hereby approved and authorized; and

4.	any one director or officer of the Corporation is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

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If the unallocated Units under the LTIP are not approved by Shareholders at the Meeting, the Corporation will not be permitted to grant Units under the LTIP after May 20, 2023 until Shareholder approval for such Units is obtained. However, all allocated Units under the LTIP will continue unaffected.

Recommendation of the Board

The Board unanimously recommends that Shareholders vote FOR the foregoing resolution.

The persons designated as proxyholders in the accompanying form of proxy (absent contrary directions) intend to vote FOR the foregoing resolution.

Appointment of Auditor

At the Meeting, the Shareholders are required to appoint the auditors of the Corporation. Shareholders will be asked to vote on the appointment of PricewaterhouseCoopers LLP and to authorize the Board to fix their remuneration. PricewaterhouseCoopers LLP was first appointed as the auditors of the Corporation on June 22, 2015.

The persons designated as proxyholders in the accompanying form of proxy (absent contrary directions) intend to vote FOR the appointment of the auditors as set forth above.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives

Profound has relied on the experience of the Board and the Human Resources and Corporate Governance Committee in setting executive compensation. In considering compensation awards, the Human Resources and Corporate Governance Committee has considered the skill level of its executives as well as comparable levels of compensation for individuals with similar capabilities and experience. In regard to Profound’s current executive compensation arrangements, the Human Resources and Corporate Governance Committee has considered such factors as Profound’s current financial situation, the estimated financial situation of Profound in the mid-term and the need to attract and retain the key executives necessary for Profound’s long-term success. The Human Resources and Corporate Governance Committee has determined that at this stage of Profound it is appropriate that compensation be in the form of base salary, Options, a potential bonus award and certain benefits plans.

Profound has established a Human Resources and Corporate Governance Committee, comprised of three independent directors, currently, Arthur Rosenthal (Chair), Brian Ellacott and Kenneth Galbraith. Mr. Kenneth Galbraith is not standing for re-election to the Board. The Human Resources and Corporate Governance Committee oversees the Corporation’s remuneration policies and practices. The principal responsibilities of the Human Resources and Corporate Governance Committee include:

(a)	with respect to human resources: (i) assist the Board in ensuring that the necessary policies and processes are in place by which all employees of the Corporation, with special attention to the executive group, will be fairly and competitively compensated; and (ii) produce a report on executive compensation for inclusion in the Corporation’s proxy statement as required by applicable rules and regulations; and

(b)	with respect to corporate governance: (i) identify individuals qualified to become Board members, and recommend that the Board select the director nominees for the next annual meeting of shareholders; and (ii) develop and recommend to the Board the corporate governance guidelines and processes applicable to the Corporation, review these guidelines and processes at least annually and recommend changes to the Board.

A copy of the Human Resources and Corporate Governance Committee’s charter is available on Profound’s website at https://profoundmedical.com/investors/#governance.

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Compensation Philosophy and Objectives of Compensation Programs

The executive compensation program adopted by Profound and applied to its executive officers is designed to:

(a)	attract and retain qualified and experienced executives who have international business and operations experience and will contribute to the success of Profound;

(b)	ensure that the compensation of the executive officers provides a competitive base compensation package, with additional compensation to reward success and create a strong link between corporate performance and compensation; and

(c)	motivate executive officers to enhance long term shareholder value, with current compensation being weighted toward at-risk long-term incentives in the form of Options and RSUs so as to foster alignment with the interests of the Shareholders.

The goals of the compensation program are to attract and retain the most qualified people with relevant experience, to motivate and reward such individuals on a short term and long-term basis, and to create alignment between corporate performance and compensation. The Human Resources and Corporate Governance Committee and the Board intend that the total cash components of compensation (base salary plus annual cash bonus) target the median of a benchmark group in comparable industries with similar market capitalization (the “Compensation Peer Group”).

Aggregate compensation (including annual cash bonus and equity-based compensation) payable to each NEO (as defined below) is based on the achievement of certain performance goals. Performance goals are established annually and designed to align with the Corporation’s strategic objectives. As described in greater detail below, performance goals affect equity-based compensation grants and annual cash bonuses.

Profound does not believe that its compensation programs encourage excessive or inappropriate risk taking as: (i) employees receive both fixed and variable compensation, and the fixed (salary) portion provides a steady income regardless of Common Share value which allows employees to focus on the business; (ii) the Share Option Plan encourages a long term perspective due to the vesting provisions of the options (see “Share Option Plan” below); and (iii) annual bonus is earned only if short-term Company objectives are achieved. Profound believes that the compensation program is appropriately structured and balanced to motivate its executives and reward the achievement of annual performance goals, as well as the achievement of long term growth in shareholder value. NEOs and directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Aligning Management and Shareholders

The Corporation’s compensation program seeks to align management interests with Shareholder interests through both short-term and long-term incentives linking compensation to performance. The short-term incentive is an annual cash bonus which is linked to individual performance and the Corporation’s performance. Further, long-term incentives of Option grants comprise a significant portion of overall compensation for the Corporation’s NEOs (as defined herein). The Human Resources and Corporate Governance Committee believes this is appropriate because it creates a direct correlation between variations in the Corporation’s share price (which is based in part on the Corporation’s financial performance) and the compensation of its NEOs, thereby aligning the interests of the Corporation’s executives and Shareholders.

Clawback Policy

The Corporation has adopted a clawback policy which applies to cash bonus awards made, and RSUs granted, to the NEOs and any other individuals as determined by the Board from time to time. Under the clawback policy, a clawback may be triggered if an NEO is indicted for or convicted of an act involving gross negligence, fraud, theft, dishonesty or willful misconduct. Among other remedial actions, the enforcement of the clawback policy may involve forfeiture or cancellation of unpaid cash bonus awards or unvested RSUs and recoupment of the value of such awards. The Human Resources and Corporate Governance Committee will continue to keep this policy under review as part of its regular risk review.

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Compensation Peer Group

In reviewing and approving the Corporation’s 2022 compensation program, the Human Resources and Corporate Governance Committee considered the recommendations of the CEO, which were based upon public disclosure information available for the Compensation Peer Group. The Human Resources and Corporate Governance Committee retained the services of Radford, a business unit of Aon Hewitt, as its external independent compensation advisor to review the Corporation’s executive compensation program. In 2022, Radford assembled a benchmark peer group report to serve as a comparator for compensation purposes. The selection criteria for the comparator companies were based on revenue, market capitalization, business focus and headcount. Radford was paid executive compensation related fees of $13,800 in 2022 and $2,000 in 2021 and no other fees in their respective years. Radford was originally retained in 2017.

With the assistance of Radford’s benchmark peer group report, the following 2022 Compensation Peer Group was established. There were no changes to the Compensation Peer Group from that in 2021.

Compensation Peer Group
Anika Therapeutics Inc.	Apollo Endosurgery, Inc.
Avedro, Inc.	Avita Medical Inc.
Ekso Bionics Holdings Inc.	Helius Medical Technologies Inc.
Pulse Biosciences Inc.	RTI Surgical, Inc.
Senseonics Holdings Inc.	Shockwave Medical Inc.
SI-BONE Inc.	Transmedics, Inc.
Viewray Inc.	Viveve Medical Inc.

Base Salary

Base salary is intended to reflect an executive officer’s position within the corporate structure, his or her years of experience and level of responsibility, and salary norms in the sector and the general marketplace. As such, decisions with respect to base salary levels for executive officers are not based on objective identifiable performance measures but for the most part are determined by reference to competitive market information for similar roles and levels of responsibility, as well as more subjective performance factors such as leadership, commitment, accountability, industry experience and contribution. The Corporation’s view is that a competitive base salary is a necessary element for retaining qualified executive officers, as it creates a meaningful incentive for individuals to remain at Profound and not be unreasonably susceptible to recruiting efforts by the Corporation’s competitors.

In determining the base salary of the Named Executive Officers (as defined herein), the Board considered: (i) recruiting and retaining executives critical to the success of Profound and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and Shareholders; and (iv) rewarding performance, both on an individual basis and with respect to operations in general.

Long-term Incentives

Long-term incentives, in the form of Options, are intended to align the interests of Profound’s directors and its executive officers with those of the Shareholders, to provide a long-term incentive that rewards these individuals for their contribution to the creation of shareholder value and to reduce the cash compensation Profound would otherwise have to pay. The Share Option Plan is administered by the Board. In establishing the number of Options to be granted to any particular executive officer, reference was made to the number of Options granted to officers of other companies involved in similar businesses. The Board also considers previous grants of Options and the overall number of Options that are outstanding relative to the number of outstanding Common Shares in determining whether to make any new grants of Options and the size and terms of any such grants, as well as the performance of the executive officer as demonstrated through his or her level of effort, time, responsibility, ability, experience, level of commitment and performance goals in determining the level of incentive stock option compensation.

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Bonus Awards

The Board will consider whether it is appropriate and in the best interests of the Corporation to award a discretionary cash bonus to executive officers for the most recently completed financial year and if so, in what amount. A cash bonus may be awarded to reward performance that has led to increased value for Shareholders through property acquisitions or divestitures, the formation of new strategic or joint venture relationships and/or capital raising efforts.

Quantitative performance objectives include the achievement of the Corporation’s revenue target, departmental and individual goals, which may be quantitative or qualitative in nature. These have been established for each individual executive officer by the Board with alignment of such corporate/individual goals with the CEO and include objectives such as research and product development, company productivity, revenue growth and long-term strategic guidance of the Corporation. These corporate, departmental and individual goals form the basis for the review of the executive officers and the determination of cash bonuses at the end of each year with the Board. These awards are reviewed yearly to ensure that corporate performance metrics and individual goals are consistent from year to year.

Bonus award payments are based on the following assessment of:

(a)	whether or not the executive officers have successfully met or exceeded the established corporate, departmental and individual performance metrics and goals;

(b)	the executive officers’ decisions and actions and whether or not they are aligned with the Corporation’s long-term growth strategy and have created value for Shareholders;

(c)	whether any near-term goals and objectives were not met because the executive officers made decisions in the best long-term interests of the Corporation or due to factors outside of the executive officers’ control; and/or

(d)	additional initiatives undertaken by the executive officers, which were not contemplated in the initial objectives.

The following targets, as a percentage of base salary, were approved for each NEO for the fiscal year ending December 31, 2022:

Position	Target
CEO	65%
Other NEOs	20 - 50%

Benefits Plans

The Named Executive Officers are entitled to life insurance, health and dental benefits.

Performance Graph

The following graph illustrates the cumulative return to Shareholders of a $100 investment in Common Shares from December 31, 2017 to December 31, 2022, as compared to the cumulative total return on the Standard & Poor’s/TSX Index and Standard & Poor’s/Nasdaq Composite Index for the same period, assuming the reinvestment of cash distributions and/or dividends.

	December 31, 2017 $	December 31, 2018 $	December 31, 2019 $	December 31, 2020 $	December 31, 2021 $	December 31, 2022 $
Profound Medical	100.00	65.48	175.60	311.79	169.76	172.38
S&P/TSX Composite Index	100.00	88.36	105.27	107.55	130.93	119.59
Nasdaq Composite Index	100.00	96.12	129.98	186.70	226.64	151.62

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The trend shown in the above graph does not necessarily correspond to the Corporation’s trend of compensation for the NEOs (as defined herein) for the period disclosed above. The Corporation considers a number of factors in connection with its determination of appropriate levels of compensation including, but not limited to, the demand for and supply of skilled professionals with experience in the medical device industry, individual performance, the Corporation’s performance (which is not necessarily tied exclusively to the trading price of the Common Shares on the TSX and Nasdaq) and other factors discussed under “Compensation Discussion and Analysis” above.

Named Executive Officers

The following individuals are considered the “Named Executive Officers” or “NEOs” for the purposes of the disclosure:

(a)	each individual who, during any part of the most recently completed financial year, served as the Corporation’s Chief Executive Officer or CEO, including an individual performing functions similar to a CEO;

(b)	each individual who, during any part of the most recently completed financial year, served as the Corporation’s Chief Financial Officer or CFO, including an individual performing functions similar to a CFO;

(c)	each of the three most highly compensated executive officers of the Corporation, including its subsidiaries, or the three highly compensated officers acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was more than C$150,000 for the fiscal year ended December 31, 2022; and

(d)	each individual who would be a Named Executive Officer under paragraph (c) but for the fact the individual was not an executive officer of the Corporation and was not acting in a similar capacity as of December 31, 2022.

Summary Compensation Table

The following table sets forth information concerning the total compensation for the three most recently completed financial years paid to the Named Executive Officers as of the most recently completed financial year. Dr. Menawat is the only officer of the Corporation that also serves as a director of the Corporation.

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Name and Principal Position	Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation(1) ($)	Total Compensation ($)
					Annual Incentive Plan ($)	Long Term Incentive Plan ($)
Arun Menawat Chief Executive Officer and Director	2022 2021 2020	343,750 481,022 1,067,460	364,503(2) 2,261,000(3) -	-(4) 661,924(5) 925,570(6)	208,125 341,250 325,000	- - -	- - -	- - -	916,378 3,745,196 2,318,030
Rashed Dewan(7) Chief Financial Officer	2022 2021 2020	206,146 167,803 149,306	291,602(2) - -	-(4) 692,088(5) 259,785(6)	44,228 30,331 23,794	- - -	- - -	- - -	541,976 890,222 432,885
Mathieu Burtnyk(7) Senior Vice-President, Product Leader TULSA-PRO	2022 2021 2020	206,146 179,020 136,432	291,602(2) - -	-(4) 414,543(5) 172,141(6)	39,955 42,253 30,134	- - -	- - -	- - -	537,703 635,816 338,707
Abbey Goodman Chief Commercial Officer US	2022 2021 2020	218,750 175,000 150,000	291,602(2) - -	-(4) 824,157(5) 237,869(6)	135,000 140,000 109,092	- - -	- - -	- - -	645,352 1,139,157 496,961
Hartmut Warnken(8) Chief Commercial Officer Outside US	2022 2021 2020	209,117 209,280 208,683	291,602(2) - -	-(4) 430,121(5) 275,427(6)	15,814 52,137 31,204	- - -	- - -	- - -	516,533 691,538 515,314

Notes:

(1)	Nil indicates that perquisites and other personal benefits did not exceed C$50,000 or 10% of the total salary of the NEO for the financial year.
(2)	The value shown is the product of the number of RSUs granted multiplied by the Common Share TSX closing price on the grant date of C$9.41.
(3)	The value shown is the product of the number of RSUs granted multiplied by the Common Share TSX closing price on the grant date of C$22.61.
(4)	No Options were awarded during the year because of the Company’s depressed share price.
(5)	Option based awards granted utilize the Black-Scholes option pricing model to determine the fair value. The input factors to determine the fair value were volatility 85%, exercise price C$22.08, interest rate 1.34% and expected life of 6 years. This methodology was chosen to be consistent with the accounting fair value used by the Corporation in its financial statements and since the Black-Scholes option pricing model is a commonly used methodology for valuing options which provides an objective and reasonable estimate of fair value.
(6)	Option based awards granted utilize the Black-Scholes model to determine the fair value. The input factors to determine the fair value were volatility 84%, exercise price C$17.44, interest rate 0.46% and expected life of 6 years.
(7)	Amounts paid in Canadian dollars and converted to United States dollars for reporting purposes. On December 30, 2022, the exchange rate for Canadian dollars expressed in United States dollars (as reported by the Bank of Canada) was C$1.00 = US$0.7383.
(8)	Amounts paid in Euros and converted to United States dollars for reporting purposes. On December 30, 2022, the exchange rate for Euro dollars expressed in United States dollars (as reported by the Bank of Canada) was €1.00 = US$1.0675.

Outstanding Option-Based and Share-Based Awards

The following table sets forth information with respect to the unexercised Options granted under the Share Option Plan and RSUs granted under the LTIP to the NEOs that were outstanding as of December 31, 2022.

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Name and Principal Position	Option-Based Awards				Share-Based Awards
	Number of Common Shares Underlying Unexercised Options	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)(6)	Number of RSUs that have not Vested	Market Value of RSUs that have not Vested ($)(7)	Market Value of Vested RSUs not paid out or Distributed ($)
Arun Menawat(1) Chief Executive Officer and Director	3,300 93,406 1,650 8,345 35,439 167,392 98,573 49,287	15.00 14.60 13.50 11.00 11.00 9.20 17.44 22.08	Nov 12, 2024 Aug 22, 2026 Sep 15, 2026 Nov 24, 2026 Dec 21, 2026 May 16, 2029 May 20, 2030 May 21, 2031	- - 1,194 21,441 91,052 652,532 - -	116,667	1,247,238	-
Rashed Dewan(2) Chief Financial Officer	3,000 5,000 7,500 4,500 2,500 27,667 51,533	15.00 13.50 11.00 8.50 9.20 17.44 22.08	Sept 8, 2025 July 19, 2026 Nov 24, 2026 Nov 16, 2027 May 16, 2029 May 20, 2030 May 21, 2031	- 3,618 19,270 19,868 9,746 - -	40,000	427,623	-
Mathieu Burtnyk(3) Senior Vice-President, Product Leader TULSA-PRO	3,000 2,500 42,000 18,333 30,867	15.00 8.50 9.20 17.44 22.08	Sept 8, 2025 Nov 16, 2027 May 16, 2029 May 20, 2030 May 21, 2031	- 11,038 163,725 - -	40,000	427,623	-
Abbey Goodman(4) Chief Commercial Officer US	15,000 10,000 15,333 61,367	11.23 15.15 17.44 22.08	Nov 18, 2029 Mar 12, 2030 May 20, 2030 May 21, 2031	35,992 - - -	40,000	427,623	-
Hartmut Warnken(5) Chief Commercial Officer Outside US	5,000 5,000 5,000 5,000 29,333 32,027	15.00 11.00 8.50 9.20 17.44 22.08	Dec 7, 2025 Nov 24, 2026 Nov 16, 2027 May 16, 2029 May 20, 2030 May 21, 2031	- 12,846 22,075 19,491 - -	40,000	427,623	-

Notes:

(1)	Dr. Menawat holds 457,392 Options, with 379,106 of these Options vested and exercisable and the remaining balance vesting over a three year period from their respective grant dates.
(2)	Mr. Dewan holds 101,700 Options, with 62,222 of these Options vested and exercisable and the remaining balance vesting over a three year period from their respective grant dates.
(3)	Dr. Burtnyk holds 96,700 Options, with 69,069 of these Options vested and exercisable and the remaining balance vesting over a three year period from their respective grant dates.
(4)	Ms. Goodman holds 101,700 Options, with 54,963 of these Options vested and exercisable and the remaining balance vesting over a three year period from their respective grant dates.
(5)	Mr. Warnken holds 81,360 Options, with 52,503 of these Options vested and exercisable and the remaining balance vesting over a three year period from their respective grant dates.
(6)	The value shown is the product of the number of Common Shares underlying the Option multiplied by the difference between the Common Share TSX closing price on December 30, 2022 of C$14.48 and the exercise price.
(7)	The value shown is the product of the number of outstanding RSUs multiplied by the Common Share TSX closing price on December 30, 2022 of C$14.48.

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Incentive Plan Awards ― Value Vested or Earned During the Year Ended December 31, 2022

The following table sets forth information with respect to the value of Options vested during the year ended December 31, 2022 as well as the cash bonuses granted to the NEOs during the year ended December 31, 2022.

Name and Principal Position	Option-Based Awards Value Vested During Year ($)(1)	Share-Based Awards Value Vested During Year ($)(2)	Non-Equity Incentive Plan Compensation Value earned during the year ($)
Arun Menawat Chief Executive Officer and Director	264,021	572,628	208,125
Rashed Dewan Chief Financial Officer	3,295	335,830	44,228
Mathieu Burtnyk Senior Vice-President, Product Leader TULSA-PRO	55,376	331,557	39,955
Abbey Goodman Chief Commercial Officer US	12,207	426,602	135,000
Hartmut Warnken Chief Commercial Officer Outside US	6,653	307,416	15,814

Notes:

(1)	The value shown is the product of the number of Common Shares underlying the Options that vested during the year multiplied by the difference between the Common Share TSX closing price on the day the Options vested and the exercise price of the Options that vested.
(2)	The value shown is the product of the number of Common Shares underlying the RSUs that vested during the year multiplied by the Common Share TSX closing price on the day the RSUs vested.

Termination and Change of Control Benefits

Each of Dr. Menawat, Mr. Dewan, Dr. Burtnyk, Ms. Goodman and Mr. Warnken are a party to an executive employment agreement (the “Executive Employment Agreements”) with the Corporation. The Executive Employment Agreements have an indefinite term and contain standard confidentiality and non-solicitation provisions. Profound has agreed pursuant to the Executive Employment Agreements that each of Dr. Menawat, Mr. Dewan, Dr. Burtnyk, Ms. Goodman and Mr. Warnken will receive base salaries determined by the Board and may receive discretionary bonuses, grants of Options, grants of RSUs, reimbursement of expenses, benefits and certain perquisites as set forth in the Executive Employment Agreements, with the amounts paid in 2022 with respect to such matters set forth in the Summary Compensation Table.

The following table sets forth information with respect to the estimated aggregate dollar amount to which each current NEO would have been entitled if the event resulting in termination of employment occurred on December 31, 2022.

Name	Triggering Event	Cash Payment	Value of Bonus and other Benefits	Value of Option Awards	Total Payout
Arun Menawat	Termination with cause/resignation	-(1)	-	-(2)	-
	Termination without cause/Termination with a change of control	$350,000(4)	$262,500	$1,238,670(2)	$1,719,920
Rashed Dewan	Termination with cause/resignation	-(1)	-	-(2)	-
	Termination without cause/Termination with a change of control	$206,146(5)	$16,392(3)	$52,503(2)	$291,433

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Name	Triggering Event	Cash Payment	Value of Bonus and other Benefits	Value of Option Awards	Total Payout
Mathieu Burtnyk	Termination with cause/resignation	-(1)	-	- (2)	-
	Termination without cause/Termination with a change of control	$103,073 (6)	$18,724(3)	$219,367(2)	$359,887
Abbey Goodman	Termination with cause/resignation	-(1)	-	- (2)	-
	Termination without cause/Termination with a change of control	$125,000(7)	$64,016(3)	$35,994(2)	$289,025
Hartmut Warnken	Termination with cause/resignation	-(1)	-	-(2)	-
	Termination without cause/Termination with a change of control	$104,559(8)	$16,526(3)	$54,145(2)	$191,756

Notes:

(1)	In the event of a termination for just cause or resignation, the Corporation shall have no further obligation to Dr. Menawat, Mr. Dewan, Dr. Burtnyk, Ms. Goodman or Mr. Warnken, as applicable, other than the payment of unpaid base salary, any bonus declared but not yet paid, plus all outstanding vacation pay and expense reimbursement.
(2)	The value shown is the product of the number of Common Shares underlying the vested Options multiplied by the difference between the Common Share TSX closing price on December 30, 2022 of C$14.48 and the exercise price.
(3)	The value shown is a sum of the semi annual cost of benefits and the average cash bonus paid in respect of the years ended December 31, 2022, 2021 and 2020.
(4)	If Dr. Menawat’s employment is terminated without cause, he is entitled to twelve months of pay of base aalary in lieu of notice and an amount equal to the then current target annual bonus prorated based on the number of days elapsed in the calendar year until the date of termination as a percentage of the total number of days in such calendar year.
(5)	If Mr. Dewan’s employment is terminated without cause, he is entitled to the greater of: (i) twelve months’ notice; or (ii) the minimum notice (or pay in lieu) and minimum severance, if any, to which he would be entitled under employments standards legislation.
(6)	If Dr. Burtnyk’s employment is terminated without cause, he is entitled to six months’ notice and minimum severance, if any, to which he would be entitled under employments standards legislation.
(7)	If Ms. Goodman’s employment is terminated without cause, she is entitled to the greater of: (i) six months’ notice; or (ii) the minimum notice (or pay in lieu) and minimum severance, if any, to which he would be entitled under employments standards legislation.
(8)	If Mr. Warnken’s employment is terminated without cause, he is entitled to the greater of: (i) six months’ notice; or (ii) the minimum notice (or pay in lieu) and minimum severance, if any, to which he would be entitled under employments standards legislation.

Director Compensation

The directors of the Corporation, other than the current CEO, were paid an annual fee of $50,000 for their services in respect of the financial year-ended December 31, 2022. The Chair of the Audit Committee is entitled to an additional annual fee of $5,000 and the Chair of the Human Resources and Corporate Governance Committee is entitled to an additional annual fee of $5,000. Audit Committee members are entitled to an additional annual fee of $2,500 and Human Resources and Corporate Governance Committee members are entitled to an additional annual fee of $2,500. Directors of the Corporation are also eligible to receive Options and/or DSUs as an initial grant when joining the Board and on an annual basis. During the financial year 2022, each of Mr. Brian Ellacott, Mr. Kenneth Galbraith, Dr. Cynthia Lavoie, Ms. Murielle Lortie, Dr. Arthur Rosenthal and Mr. Kris Shah were granted 10,000 DSUs. Except as set out below, directors are not eligible to receive other compensation.

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Summary Compensation Table

The following table sets forth information concerning compensation paid to the non-executive directors for the year ended December 31, 2022.

Name	Fees Earned ($)	Option-based awards ($)	Share-based awards ($)(1)	All Other Compensation ($)	Total ($)
Brian Ellacott	55,597	-	72,900	-	128,497
Kenneth Galbraith	54,049	-	72,900	-	126,949
Cynthia Lavoie	50,597	-	72,900	-	123,497
Murielle Lortie	52,146	-	72,900	-	125,046
Arthur Rosenthal	53,097	-	72,900	-	125,997
Kris Shah	30,972(2)	-	72,900	-	103,872

Notes:

(1)	The directors were granted 10,000 DSUs each. The value shown is the product of the number of DSUs issued multiplied by the Common Share TSX closing price on the grant date, August 15, 2022, of C$9.41.
(2)	Mr. Shah was appointed to the Board on May 18, 2022.

Outstanding Option-Based and Share-Based Awards

The following table sets forth information with respect to the unexercised Options granted under the Share Option Plan and DSUs granted under the LTIP to the non-executive directors that were outstanding as of December 31, 2022.

	Option-Based Awards				Share-Based Awards
Name	Number of Common Shares Underlying Unexercised Options	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)(6)	Number of DSUs that have not Vested	Market or payout value of DSUs that have not vested ($)	Market or payout value of vested DSUs not paid out or distributed ($)(7)
Brian Ellacott(1)	3,300 10,000 10,000 10,000	10.20 11.23 17.44 22.08	June 15, 2028 Nov 18, 2029 May 20, 2030 May 21, 2031	10,428 23,995 - -	-	-	106,906
Kenneth Galbraith(2)	3,300 1,650 10,000 10,000 10,000	9.70 10.20 11.23 17.44 22.08	Apr 25, 2027 June 15, 2028 Nov 18, 2029 May 20, 2030 May 21, 2031	11,646 5,214 23,995 - -	-	-	106,906
Cynthia Lavoie(2)	10,000 10,000	28.16 22.08	March 3, 2031 May 21, 2031	- -	-	-	106,906
Murielle Lortie(4)	10,000 10,000	23.02 22.08	Dec 15, 2030 May 21, 2031	- -	-	-	106,906

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	Option-Based Awards				Share-Based Awards
Name	Number of Common Shares Underlying Unexercised Options	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)(6)	Number of DSUs that have not Vested	Market or payout value of DSUs that have not vested ($)	Market or payout value of vested DSUs not paid out or distributed ($)(7)
Arthur Rosenthal(5)	3,300 10,000 10,000 10,000	10.20 11.23 17.44 22.08	June 15, 2028 Nov 18, 2029 May 20, 2030 May 21, 2031	10,428 23,995 - -	-	-	106,906
Kris Shah	-	-	-	-	-	-	106,906

Notes:

(1)	Mr. Ellacott holds 33,300 Options, with 17,891 of these Options vested and exercisable and the remaining balance vesting over a three year period from their respective grant dates.
(2)	Mr. Galbraith holds 34,950 Options, with 19,541 of these Options vested and exercisable and the remaining balance vesting over a three year period from their respective grant dates.
(3)	Dr. Lavoie holds 20,000 Options, with 8,962 of these Options vested and exercisable and the remaining balance vesting over a three year period from their respective grant dates.
(4)	Ms. Lortie holds 20,000 Options, with 9,379 of these Options vested and exercisable and the remaining balance vesting over a three year period from their respective grant dates.
(5)	Dr. Rosenthal holds 33,300 Options, with 22,059 of these Options vested and exercisable and the remaining balance vesting over a three year period from their respective grant dates.
(6)	The value shown is the product of the number of Common Shares underlying the Option multiplied by the difference between the Common Share TSX closing price on December 30, 2022 of C$14.48 and the exercise price.
(7)	The value shown is the product of the number of outstanding DSUs multiplied by the Common Share TSX closing price on December 30, 2022 of C$14.48.

Incentive Plan Awards ― Value Vested or Earned During the Year Ended December 31, 2022

The following table sets forth information with respect to the value of Options vested during the year ended December 31, 2022 as well as the cash bonuses granted to non-executive directors during the year ended December 31, 2022.

Name	Option-Based Awards Value Vested During Year ($)(1)	Share-Based Awards Value Vested During the Year ($)(2)	Non-Equity Incentive Plan Compensation Value earned during the year ($)
Brian Ellacott	8,151	72,900	-
Kenneth Galbraith	8,151	72,900	-
Cynthia Lavoie	-	72,900	-
Murielle Lortie	-	72,900	-
Arthur Rosenthal	8,151	72,900	-
Kris Shah	-	72,900	-

Notes:

(1)	The value shown is the product of the number of Common Shares underlying the Options that vested during the year multiplied by the difference between the Common Share TSX closing price on the day the Options vested and the exercise price of the Options that vested.
(2)	The value shown is the product of the number of Common Shares underlying the DSUs that vested during the year multiplied by the Common Share TSX closing price on the day the DSUs vested.

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Share Option Plan

The Share Option Plan is administered by the Board which may, from time to time, delegate to a committee of the Board, all or any of the powers conferred to the Board under the Share Option Plan. The Share Option Plan was originally adopted by the Board on June 4, 2015, and then amended and restated on December 8, 2016 and again on July 13, 2018.

The amendments made on July 13, 2018 were as follows: (i) inclusion of the Insider Participation Limits (as defined herein); (ii) removal of TSX Venture Exchange (“TSXV”) required participation limits since the Corporation was no longer listed on the TSXV; (iii) clarification to the share reserve since the Corporation was listed on the TSX and pursuant to the Share Option Plan, the reserve changed from a fixed number to a fixed percentage as described below; (iv) inclusion of an additional amendment to the list of amendments that require Shareholder approval (being removing or exceeding the Insider Participation Limits); and (v) other amendments of a housekeeping nature.

The Share Option Plan provides that the Board may from time to time, in its discretion, grant to directors, officers, employees, consultants and any other person or entity engaged to provide ongoing services to the Corporation non-transferable Options, provided that the maximum number of Common Shares reserved for issuance under the Share Option Plan is equal to 13% of the issued and outstanding shares in the capital of the Corporation at the time of any Option grant. If any Option is exercised, cancelled, expired, surrendered or otherwise terminated for any reason, the number of Common Shares in respect of which the Option is exercised, cancelled, expired, surrendered or otherwise terminated, as the case may be, will again be available for purchase pursuant to Options granted under the plan. As at December 31, 2022, 1,511,773 Options have been granted under the Share Option Plan, which represents 7.2% of the issued and outstanding Common Shares of the Corporation as at December 31, 2022. As at December 31, 2022, 1,202,562 Options are available for grant under the Share Option Plan, which represents 5.8% of the issued and outstanding shares in the capital of the Corporation as at December 31, 2022.

The aggregate number of Common Shares that may be (i) issued to insiders of the Corporation within any one-year period, or (ii) issuable to insiders of the Corporation at any time, in each case, under the Share Option Plan alone or when combined with all other security-based compensation arrangements of the Corporation, cannot exceed 10% of the outstanding Common Shares (the “Insider Participation Limits”).

The Board shall determine the exercise price of the Options, provided that, it cannot be less than the Market Price of the Common Shares on the date of grant. For the purposes of the Share Option Plan, “Market Price” means the volume-weighted average price of the Common Shares on the stock exchange where the majority of trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the relevant date on which the Market Price is to be determined.

The expiry date for an Option shall not be later than the 10th anniversary of the date an Option is granted, subject to the expiry date falling with a corporate blackout period or within 5 business days following the expiry of such a blackout period, in which case the expiry date will be extended to the 10th business day following the expiry of the blackout period.

Unless otherwise specified by the Board, each Option generally vests and becomes exercisable as to 1/4 on the first anniversary of the date of grant and as to 1/36 on the first day of each calendar month thereafter. The Board has the discretion to permit accelerated vesting of Options.

The Corporation does not provide any financial assistance to optionees to facilitate the purchase of Common Shares issued pursuant to the exercise of Options under the Share Option Plan. Options granted under the Share Option Plan are not transferable or assignable (except to an optionee’s estate) and no Options may be exercised by anyone other than the optionee or his or her legal representative during the lifetime of the optionee.

The Share Option Plan contains the following provisions regarding the exercise and cancellation of Options following a change in the employment status of an optionee. In the event of:

(a)	an optionee’s retirement, the optionee will continue to participate in the plan and each Option that has vested or that vests within 12 months following the retirement date continues to be exercisable until the earlier of the Option’s expiry date and the date that is 12 months from the retirement date, and any Options that have not been exercised by such time will immediately expire and be cancelled;

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(b)	an optionee’s death or disability, each vested Option is exercisable until the earlier of the Option’s expiry date and 6 months following the date of death or disability, as applicable, and any Options that have not been exercised by such time will immediately expire and be cancelled;

(c)	a termination without cause for an employee optionee, or the termination by the Corporation or an affiliate of a consulting agreement or arrangement (other than for breach) or the death or disability of a consultant, each vested Option is exercisable until the earlier of the Option’s expiry date and 90 days following the date of termination, death or disability, as applicable, and any Options that have not been exercised by such time will immediately expire and be cancelled;

(d)	a termination for cause or resignation of an employee optionee, or the termination by the Corporation or an affiliate of a consulting agreement or arrangement (for breach) or the voluntary termination by the consultant, all Options (whether vested or unvested) terminate on the date of termination or resignation, as applicable; and

(e)	a director (who is not an employee or consultant) ceases to hold office, each vested Option is exercisable until the earlier of the Option’s expiry date and 60 days following the cessation date, and any Options that have not been exercised by such time will immediately expire and be cancelled.

The Board may from time to time, without notice and without Shareholder approval, amend, modify, change, suspend or terminate the Share Option Plan or any Options granted thereunder as it, in its discretion determines appropriate, provided, however, that no such amendment, modification, change, suspension or termination of the Share Option Plan or any Option granted thereunder may materially impair any rights of an optionee or materially increase any obligations of an optionee under the plan without the consent of the optionee, unless the Board determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements. Amendments that can be made by the Board without Shareholder approval include, but are not limited to, housekeeping amendments, amendments to comply with applicable law or stock exchange rules, amendments necessary for Options to qualify for favorable treatment under applicable tax laws, amendments to the vesting provisions of the Share Option Plan or any Option, amendments to include or modify a cashless exercise feature, amendments to the termination or early termination provisions of the Share Option Plan or any Option, and amendments necessary to suspend or terminate the Share Option Plan. Shareholder approval is required for the following amendments to be made to the Share Option Plan:

(a)	increase to the number of Common Shares reserved for issuance under the Share Option Plan, except pursuant to the provisions in the plan that permit the Board to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(b)	reduce the exercise price of an Option, except pursuant to the provisions in the plan that permit the Board to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(c)	extend the term of an Option beyond the original expiry date, except where an expiry date would have fallen within a blackout period or within 5 business days following the expiry of such a blackout period;

(d)	permit an Option to be exercisable beyond 10 years from its date of grant, except where an expiry date would have fallen within a blackout period;

(e)	permit Options to be transferred other than for normal estate settlement purposes;

(f)	remove or exceeds the Insider Participation Limits;

(g)	permit awards, other than the Options, to be granted under the Share Option Plan; or

(h)	delete or reduce the range of amendments which require Shareholder approval.

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As required by section 613 of the TSX Company Manual, the Corporation’s annual burn rate, which represents the number of Options granted under the Share Option Plan divided by the weighted average number of Common Shares outstanding as at the end of a fiscal year, was 8.8% in 2020, 10.2% in 2021 and 7.3% in 2022.

Description of the Corporation’s LTIP

On May 20, 2020, the Shareholders approved the adoption of the LTIP. The LTIP is an incentive-based equity compensation plan that provides for the grant of RSUs and DSUs. This description of the LTIP is qualified in its entirety by reference to the text of the LTIP, a full copy of which is attached as Schedule “B” hereto.

The RSUs may be granted to any director, officer, employee or consultant of the Corporation or any of its affiliates and any such person’s personal holding company, as designated by the Board in a resolution (the “RSU Participants”) upon the terms and conditions set forth in a grant agreement. The DSUs may be granted to any director of the Corporation who has been designated by the Corporation for participation in the LTIP and who has agreed to participate in the LTIP (the “DSU Participants”, together with the RSU Participants, the “Participants”), upon the terms and conditions set forth in a grant agreement. Subject to Board approval, once each fiscal year, a DSU Participant may elect to be paid up to 100% of this or her annual board retainer in the form of DSUs, with the remaining balance (if any) being paid in cash.

The LTIP was amended and restated by the Board on April 3, 2023, subject to Shareholder approval with respect to the revisions to the LTIP’s amendment provision intended to more closely track the TSX amendment provision requirements and governance best practices (as further described below). Other than the revisions to the amendment provision, none of the amendments made to the LTIP require Shareholder approval. The amendments made to the LTIP that do not require Shareholder approval include decreasing the maximum number of Common Shares issuable pursuant to the LTIP from 13% of the outstanding Common Shares to 4.9% of the outstanding Common Shares, provided that, the maximum number of Common Shares which may be reserved for issuance pursuant to all of the Company’s security-based compensation arrangements shall not in the aggregate exceed 13% of the issued and outstanding Common Shares including new non-employee director participation limits, including a new default vesting schedule for DSUs, permitting DSU Participants holding vested DSUs to elect settlement timing (subject to certain restrictions), providing the Corporation with the ability to elect whether vested DSUs are settled in Common Shares or cash, including a clawback provision, and other amendments of an administrative or “housekeeping” nature. These amendments do not require Shareholder approval because of the LTIP’s amendment provision that allows these amendments to be made without Shareholder approval.

The LTIP is intended to advance the interests of the Corporation by: (i) providing Participants with additional incentives; (ii) rewarding the performance of the Participants through the issuance of the Units; (iii) increasing the proprietary interest of the Participants in the success of the Corporation; (iv) encouraging the Participants to remain with the Corporation or its affiliates; and (v) attracting new directors, employees, officers and consultants to the Corporation or its affiliates.

The LTIP will be administered by the Board and the Human Resources and Corporate Governance Committee. The Board is responsible for, among other things, granting the RSUs to the RSU Participants, granting the DSUs to the DSU Participants, determining the terms of such grants, and interpreting the LTIP and all agreements entered into thereunder. Pursuant to the LTIP, the number of RSUs (including fractional RSUs) granted at any particular time will be calculated by dividing (i) the dollar amount of such grant by (ii) the market value of a Common Share on the applicable grant date, which is equal to the volume weighted average trading price of all Common Shares traded on the TSX (or other exchange where the Common Shares are listed) for the five (5) trading days immediately preceding such date (the “Market Value”). The number of DSUs (including fractional DSUs) granted at any particular time will be calculated by dividing (i) the dollar amount of such grant by (ii) the Market Value of a Common Share on the applicable grant date.

The RSUs will vest 1/3 on each of the first, second and third anniversary dates of the original grant, provided that the RSU Participant is continuously employed by or in service with the Corporation, or any of its affiliates, until the respective vesting date. The Board would have the option to add any performance-based vesting criteria at its discretion. After the RSUs have vested, a Canadian RSU Participant may deliver a settlement notice to the Corporation in respect of any or all vested RSUs it desires to settle. U.S. RSU Participants must settle any vested RSUs within 70 days after such RSUs vested unless otherwise specified in the grant agreement. The Corporation may elect to settle the vested RSUs in cash, in Common Shares issued from treasury, or a combination thereof. Since the form of settlement (i.e. cash and/or Common Shares) is at the option of the Corporation, all RSUs must settle no later than December 31 in the third calendar year following the year in which the services giving rise to the RSUs were rendered.

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DSUs granted prior to April 3, 2023 and any DSUs that a director elects to receive in lieu of annual cash board retainers will vest on the DSU termination date, which is the date on which the DSU Participant ceases to be a director and, if applicable, an employee of the Corporation for any reason. DSUs granted on or after April 3, 2023 will vest 1/3 on each of the first, second and third anniversary dates of the original grant, provided that the DSU Participant is continuously in service with the Corporation, or any of its affiliates, until the respective vesting date.

After the DSUs have vested and following a DSU Participant ceasing to hold all positions with the Corporation, a Participant may elect when to settle the Participant’s vested DSUs (subject to certain restrictions) and the Corporation will elect to settle such DSUs in such DSU Participant’s notional account for cash, Common Shares issued from treasury, or a combination thereof. U.S. DSU Participant’s shall settle any vested DSUs within 70 days on the date from such DSU Participant incurs a “separation from service” within the meaning of Section 409A of U.S. Internal Revenue Code of 1986.

The maximum number of Common Shares which may be reserved for issuance under the LTIP cannot exceed 4.9% of the issued and outstanding Common Shares from time to time on a non-diluted basis (representing an aggregate of 1,025,003 Common Shares as at December 31, 2022), provided that the Board may make appropriate adjustments in the Common Shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the LTIP as a result of a consolidation, share split or similar change in the capital structure of the Corporation, subject to any required approval by any stock exchange or regulatory authority. As at December 31, 2022 (assuming a revised share reserve of 4.9% of the outstanding Common Shares), an aggregate of 503,861 Units, representing approximately 2.4% of the issued and outstanding Common Shares, are outstanding under the LTIP. As at December 31, 2022 (assuming a revised share reserve of 4.9% of the outstanding Common Shares), an aggregate of 312,139 Units, representing approximately 1.5% of the issued and outstanding Common Shares, are available for grant under the LTIP.

Certain other restrictions on grants apply, including that: (i) the number of Common Shares issuable to insiders (as a group), at any time, under the LTIP and any other security-based compensation arrangements, including the Share Option Plan, shall not exceed 10% of the Corporation’s issued and outstanding Common Shares; (ii) the number of Common Shares issued to insiders (as a group), within a one-year period, under the LTIP and any other security-based compensation arrangements cannot exceed 10% of the Corporation’s issued and outstanding Common Shares; and (iii) the Corporation is prohibited from granting to any individual non-employee director of the Corporation more than $150,000 worth of awards under any security-based compensation arrangement of the Corporation (with no more than $100,000 attributable to stock options) annually based on the grant date fair value of the Units, other than in respect of awards granted to non-employee directors in lieu of cash fees on a value for value basis.

Under the LTIP, the Corporation will not provide financial assistance to Participants in connection with the settlement of Units by Participants. Except as the Board may otherwise determine, if a RSU Participant ceases to be a RSU Participant for any reason, including, without limitation, as a result of his or her resignation, voluntary or involuntary termination (including with or without cause), retirement, disability, or death, any unvested RSUs held by such RSU Participant shall expire. Each DSU Participant is entitled to terminate his or her participation in the LTIP by filing a termination notice with the designated officer of the Corporation. Thereafter, any portion of such DSU Participant’s annual board retainer payable and all subsequent annual board retainers shall be paid in cash.

In no event may the rights or interests of a Participant under the LTIP be assigned, encumbered, pledged, transferred or alienated in any way, except to the extent that certain rights may pass to a beneficiary or legal representative upon death of a Participant, by will or by the laws of succession and distribution.

Any Unit which is subject to recovery, cancellation, forfeiture, revocation or recoupment under applicable laws, stock exchange listing requirements or policies adopted by the Corporation, including the Corporation’s clawback policy, will be subject to such deductions, cancellations, forfeitures, revocations, recoupments and clawbacks as may be required pursuant to such laws, stock exchange listing requirements or policies.

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In the event of a change of control, merger, amalgamation, arrangement, business combination or other transaction pursuant to which the Common Shares of the Corporation are converted into, or exchanged for, other property, whether in the form of securities of another entity, cash or otherwise, any surviving or acquiring company must, (i) assume any Unit outstanding under the LTIP on substantially the same economic terms and conditions as the LTIP; or (ii) substitute or replace restricted share units and deferred share units, as applicable for those RSUs and DSUs outstanding under the LTIP on substantially the same economic terms and conditions. In the event any surviving or acquiring company neglects or refuses (as determined by the Board, acting reasonably) to assume any Units or to substitute or replace similar restricted share units and deferred share units, as applicable, for those outstanding RSUs and DSUs in connection with a such an event, then with respect to any Units held by Participants, the vesting of such Units will automatically accelerate and be fully vested. Additionally, the Board may, in its discretion: (a) terminate, conditionally or otherwise and on such terms as it sees fit, the RSUs not settled following successful completion of such event; and (b) accelerate, conditionally or otherwise and on such terms as it sees fit, the vesting of Units or otherwise modify the terms of the Units to assist the Participants to obtain the advantage of holding Common Shares during the event.

In the event of a potential change of control following a take-over bid, the Board may, in its discretion, conditionally or otherwise and on such terms as it sees fit, accelerate the vesting of all of a Participant’s unvested Units to a date prior to the expiry date of such take-over bid or offer, such that all of a Participant’s Units will immediately vest at such time. In such event, all RSUs so vested may be settled conditionally or otherwise, from such date until their respective expiry date so as to permit the Participant to tender the Common Shares received upon such settlement pursuant to the take-over bid or offer.

The Board may make certain amendments to the LTIP or to any Unit outstanding thereunder without seeking shareholder approval, including, but not limited to, housekeeping amendments, amendments to comply with applicable law or stock exchange rules, amendments necessary for Units to qualify for favorable treatment under applicable tax laws, amendments to the vesting provisions of the LTIP or any Unit, amendments to the termination or early termination provisions of the LTIP or any Unit, and amendments necessary to suspend or terminate the LTIP. Only the following types of amendments will not be able to be made without obtaining shareholder approval:

•	increasing the number of Common Shares reserved for issuance under the LTIP (other than as a result of a share split or similar change in the capital structure of the Corporation);

•	permitting awards to be transferred or assigned other than for normal estate settlement purposes;

•	permitting the introduction or reintroduction of non-employee directors as participants on a discretionary basis or increasing limits previously imposed on non-employee director participation;

•	removing or exceeding the participation limits on insiders;

•	amendments which delete or reduce the range of amendments which require approval by the Shareholders; and

•	amendments required to be approved by shareholders under applicable laws or the rules, regulations and policies of any stock exchange on which the Common Shares are listed.

As required by section 613 of the TSX Company Manual, the Corporation’s annual burn rate, which represents the number of Units granted under the LTIP divided by the weighted average number of Common Shares outstanding as at the end of a fiscal year, was 0.0% in 2020, 1.1% in 2021 and 2.4% in 2022.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth the securities of the Corporation that are authorized for issuance under the Share Option Plan and the LTIP as at the end of the Corporation’s most recently completed financial year.

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Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	2,015,634	C$16.07 per Common Share	698,701
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	2,015,634	C$16.07 per Common Share	698,701

CORPORATE GOVERNANCE

The Board is committed to a high standard of corporate governance practices. The Board believes that this commitment is not only in the best interests of the Shareholders but that it also promotes effective decision making at the Board level. The Board is of the view that its approach to corporate governance is appropriate and continues to work to align with the recommendations currently in effect and contained in National Policy 58-201 - Corporate Governance Guidelines which are addressed below.

Board Mandate

The Board has responsibility for the stewardship of the Corporation. The Board has adopted a written mandate for the Board (the “Mandate”) to confirm and enhance the Board’s ongoing duty and responsibility for stewardship of the Corporation, a copy of which is available on the Corporation’s website at www.profoundmedical.com. and attached hereto as Schedule “A”. The Board is ultimately responsible for supervising the management of the business and affairs of the Corporation and, in doing so, is required to act in the best interests of the Corporation. The Board generally discharges its responsibilities either directly or through the Audit Committee and the Human Resources and Corporate Governance Committee. Specific responsibilities of the Board set out in the Mandate include:

(a)	Appointing Management – including approval of the Chief Executive Officer, the compensation of the executive officers and the oversight of succession planning programs;

(b)	Board Organization – including responding to recommendations received from the Human Resources and Corporate Governance Committee, but the Board retains the responsibility for managing its own affairs;

(c)	Strategic Planning – including the review and approval of the Corporation’s business, financial and strategic plans on at least an annual basis;

(d)	Monitoring of Financial Performance and Other Financial Reporting Matters – including the review of the Corporation’s ongoing financial performance and results of operations and review and approval of the Corporation’s audited and interim consolidated financial statements and management’s discussion and analysis of financial conditions and results of operations;

(e)	Risk Management – including the identification of the Corporation’s principal business risks and the implementation of appropriate systems to effectively monitor and manage such risks;

(f)	Policies and Procedures – including the approval and monitoring of all policies and procedures including those related to corporate governance, ethics and confidentiality;

(g)	Communication and Reporting – including the oversight of the timely and accurate disclosure of financial reports and other material corporate developments; and

(h)	Other Responsibilities – including those related to position descriptions, orientation and continuing education, nomination of directors and Board evaluations and matters in respect of any disposition, material commitment or venture, or significant expenditure in either monetary or business terms.

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Composition of the Board

Director Independence

Brian Ellacott, Cynthia Lavoie, Murielle Lortie, Arthur Rosenthal and Kris Shah are all “independent” as such term is defined by National Instrument 58-101 – Disclosure of Corporate Governance Practices. Arun Menawat is non-independent as he is the Chief Executive Officer of the Corporation. Each of the independent directors has no direct or indirect material relationship with the Corporation, including any business or other relationship, which could reasonably be expected to interfere with the director’s ability to act with a view to the best interests of the Corporation or which could reasonably be expected to interfere with the exercise of the director’s independent judgment. Mr. Kenneth Galbraith is not standing for re-election to the Board.

If the Chairman is not independent, the independent directors may select one of their members to be appointed lead director of the Board (“Lead Director”) for such term as the independent directors may determine. The Lead Director is responsible for chairing regular meetings of the independent directors and seeking to ensure that the Board is able to carry out its role.

Dr. Arun Menawat acts as Chairman of the Board. Since Dr. Menawat is not independent, Brian Ellacott has been appointed Lead Director of the Board.

The table below shows the current Board and committee membership.

	Committees
	Year Appointed	Audit	Human Resources and Corporate Governance Committee
Independent Board Members
Brian Ellacott	2018	-	Member
Kenneth Galbraith(1)	2017	Member	Member
Cynthia Lavoie	2021	Member	-
Murielle Lortie	2020	Chair	-
Arthur Rosenthal	2018	-	Chair
Kris Shah	2022	-	-
Not Independent – Management
Arun Menawat (Chairman)	2015	-	-

Note:

(1)	Mr. Kenneth Galbraith is not standing for re-election to the board and will be replaced on the Audit Committee by Dr. Arthur Rosenthal and will be replace on the Human Resource and Corporate Governance Committee by Kris Shah.

Meetings of Independent Directors

The entire complement of independent directors on the Board and each of the committees meet regularly without management present. The Chairman of the Board conducts these sessions at Board meetings and the Chair of each committee conducts them at committee meetings. During the last financial year ended December 31, 2022, there were eight such meetings of the independent directors.

Chairman of the Board

Dr. Arun Menawat is the Chief Executive Officer of the Corporation and as a result does not meet the Board’s independence standards. The primary functions of the Chairman are to facilitate the operations and deliberations of the Board and the satisfaction of the Board’s responsibilities under its Mandate. The Chairman’s key responsibilities include duties relating to providing overall leadership to the Board, chairing board and Shareholder meetings, acting as a liaison between management, the members of the Board and the Chairs of the various committees of the Board, and communicating with Shareholders and regulators. The responsibilities of the Chairman are reviewed by the Human Resources and Corporate Governance Committee and considered by the Board for approval each year.

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Director Term Limits and Other Mechanics of Board Renewal

The Board has not established any term limits for directors, as the Board takes the view that term limits are an arbitrary mechanism for removing directors which can result in valuable, experienced directors being forced to leave the Board solely because of length of service. The Board’s priorities continue to be ensuring the appropriate skill sets are present amongst the Board to optimize the benefit to the Corporation. The Board conducts annual evaluations of the individual directors, the committees of the Board and the Chairman of the Board, which are overseen by the Human Resources and Corporate Governance Committee, to ensure these objectives are met. See “Board Assessments”.

Board Meetings

The Board holds a minimum of one regular quarterly meeting and a corporate strategy session each year, as well as additional meetings as required. An in camera session of the directors is held at each regularly scheduled Board and committee meeting so that the independent members of the Board have an opportunity to meet without the presence of management members of the Board.

Meeting Attendance

Name	Board Meetings Attended in 2022		Committee Meetings Attended in 2022
	No.	%	No.	%
Arun Menawat	6 of 6	100%	-	-
Brian Ellacott	6 of 6	100%	2 of 2(3)	100%
Kenneth Galbraith	6 of 6	100%	6 of 6(2)(3)	100%
Cynthia Lavoie	6 of 6	100%	4 of 4(2)	100%
Murielle Lortie	6 of 6	100%	4 of 4(2)	100%
Arthur Rosenthal	6 of 6	100%	2 of 2(3)	100%
Kris Shah(1)	3 of 4	75%	-	-

Notes:

(1)	Mr. Shah was appointed to the Board on May 18, 2022.
(2)	Audit Committee.
(3)	Human Resources and Corporate Governance Committee.

Orientation and Continuing Education

Pursuant to the Mandate, it is the responsibility of the Board to provide an orientation program for new directors and ongoing educational opportunities for all directors. New directors are expected to participate in an initial information session on the Corporation in the presence of its senior executive officers to learn about, among other things, the business of the Corporation, its financial situation and its strategic planning. All directors will receive a record of public information about the Corporation, as well as other relevant corporate and business information including corporate governance practices of the Corporation, the structure of the Board and its standing committees, its corporate organization, the charters of the Board and its standing committees, the Code (as defined herein) and other relevant corporate policies.

Continuing education opportunities are directed at enabling individual directors to maintain or enhance their skills and abilities as directors, as well as ensuring that their knowledge and understanding of the Corporation’s affairs remains current. Directors are kept informed as to matters which may impact the Corporation’s operations through regular reports and presentations at Board and committee meetings.

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Code of Business Conduct and Ethics

The Corporation has adopted a written Code of Business Conduct and Ethics (the “Code”) for directors, officers and employees. The objective of the Code is to provide guidelines for maintaining the integrity, reputation, honesty, objectivity and impartiality of the Corporation and its subsidiaries. The Code addresses compliance with laws, conflicts of interest, corporate opportunity, confidentiality, fair dealing with customers, suppliers, competitors, officers and employees, protection and proper use of company assets and accounting complaints. The Board has the ultimate responsibility for the stewardship of the Code and is responsible for considering any request for waivers from the Code. Any waiver of the Code’s provisions is subject to the disclosure and other provisions of applicable securities laws and the applicable rules of any and all securities exchanges on which the securities of the Corporation are listed and posted for trading. A copy of the Code is available on the Corporation’s website at www.profoundmedical.com.

The Board monitors compliance with the Code and reviews it on at least an annual basis to determine whether updates are appropriate. Where a director or officer has any interest in or a perceived conflict involving a contract or business relationship with the Corporation, that director or officer is excluded from all discussions and deliberations regarding the contract or relationship and such director abstains from voting in respect thereof. Directors and executive officers have disclosed to the Corporation all directorships held by such member and the existence and nature of any interests that could result in a conflict situation with the Corporation.

The Board has also adopted a whistleblower policy (the “Whistleblower Policy”) relating to the reporting of inappropriate activity to encourage and promote a culture of ethical business conduct. The Whistleblower Policy is intended to encourage and facilitate the reporting of questionable accounting, internal accounting controls or auditing matters.

Nomination of Directors

The Human Resources and Corporate Governance Committee has the responsibility for reviewing the composition of the Board by taking into account, among other things, its size and the particular competencies and skills of its members. The Human Resources and Corporate Governance Committee, in consultation with the Chairman of the Board and Chief Executive Officer, will then identify potential Board nominees and recommend such nominees for election as directors based on the competencies and skills each new member possesses in the context of the needs of the Corporation. The Board as a whole is then responsible for nominating new directors. The Human Resources and Corporate Governance Committee is composed entirely of independent directors.

The Board seeks nominees that have the following characteristics: (i) a track record in general business management; (ii) special expertise in an area of strategic interest to the Corporation; (iii) the ability to devote time; and (iv) support for the Corporation’s mission and strategic objectives.

While the Corporation has not adopted a written policy relating to the identification and nomination of women directors, it recognizes that diversity is an economic driver of competitiveness for companies and it strives to promote an environment and culture conducive to the appointment of well qualified persons so that there is appropriate diversity to maximize the achievement of corporate goals. Gender of a potential candidate is one component in the overall list of factors the Human Resources and Corporate Governance Committee considers when selecting candidates for executive officer and senior manager appointments, and membership on the Board and its committees. The Human Resources and Corporate Governance Committee is of the opinion that if gender was the overriding factor governing the selection of Board nominees, it could unduly restrict the Board’s ability to select the most appropriate nominees and candidates. The Corporation has not adopted targets regarding women on the Board or women in executive officer and senior management positions as it does not believe that such targets are necessary at this time given the size of the Board and that the director nomination process recognizes the benefits of diversity. There are currently two women on the Board.

Director and Executive Compensation

The Human Resources and Corporate Governance Committee oversees the remuneration policies and practices of the Corporation. The principal responsibilities of the Human Resources and Corporate Governance Committee include: (i) considering the Corporation’s overall remuneration strategy and, where information is available, verifying the appropriateness of existing remuneration levels using external sources for comparison; (ii) comparing the nature and amount of the Corporation’s directors’ and executive officers’ compensation to performance against goals set for the year while considering relevant comparative information, independent expert advice and the financial position of the Corporation, and (iii) making recommendations to the Board in respect of director and executive officer remuneration matters, with the overall objective of ensuring maximum Shareholder benefit from the retention of high quality board and executive team members.

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Board Assessments

The Board is responsible for ensuring that there is a process in place for annually evaluating the effectiveness and contribution of the Chief Executive Officer, the Board, the committees of the Board, the Chairman of the Board and the individual directors based on their applicable terms of reference or position description.

The objective of the assessments is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement. In addition to any other matters the Board deems relevant, the assessments may consider in the case of the Board or a committee, the applicable terms of reference, the applicable position descriptions, as well as the competencies and skills each individual director is expected to bring to the Board.

The Human Resources and Corporate Governance Committee annually reviews and makes recommendations to the Board on the method and content of such evaluations and oversees the evaluation process.

Board Committees

The Board has two standing committees, being the Audit Committee and the Human Resources and Corporate Governance Committee. Below is a description of the committees and their current membership.

Audit Committee

The Audit Committee oversees the accounting and financial reporting practices and procedures of the Corporation’s financial statements. The principal responsibilities of the Audit Committee include: (i) the integrity of the consolidated financial statements of the Corporation; (ii) the Corporation’s compliance with legal and regulatory requirements; (iii) the public accountants’ qualifications and independence; and (iv) the performance of the Corporation’s internal audit function and public accountants. The Audit Committee shall oversee the preparation of and review the report required by the rules of any and all securities regulatory bodies to which the Corporation is subject to be included in the Corporation’s annual proxy statement. The Audit Committee Charter is attached hereto as Schedule “C”.

Composition of the Audit Committee

The following are the current members of the Audit Committee:

Name	Independence	Financial Literacy
Kenneth Galbraith	Independent	Financially Literate
Cynthia Lavoie	Independent	Financially Literate
Murielle Lortie	Independent	Financially Literate

Mr. Kenneth Galbraith is not standing for re-election to the Board and will be replaced by Dr. Arthur Rosenthal on the Audit Committee.

Relevant Education and Experience

The relevant education and experience of each member of the Audit Committee, is provided above, under the heading “Election of Directors”. All of the Audit Committee members are independent of management of the Corporation as required by the TSX and each member is financially literate in that each has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial period was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

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Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in Schedule “C” attached hereto.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation’s external auditor in the last two fiscal years as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees	Tax Fees(2)	All Other Fees
December 31, 2022	$441,000	$0	$114,000	$0
December 31, 2021	$277,000	$0	$100,000	$0

Notes:

(1)	Audit fees includes annual audit, quarterly reviews and work performed in relation to the bought deals and offerings.
(2)	Tax fees includes fees related to annual tax returns and scientific research credit return along with tax and transfer pricing advice.

Human Resources and Corporate Governance Committee

The Human Resources and Corporate Governance Committee is comprised of Brian Ellacott, Kenneth Galbraith and Arthur Rosenthal. Mr. Kenneth Galbraith is not standing for re-election to the Board and will be replaced on the Human Resources and Corporate Governance Committee by Kris Shah. All remaining members are independent directors.

The key responsibilities of the Human Resources and Corporate Governance Committee include:

(a)	Annually review and approve corporate goals and objectives relevant to compensation of executive officers for whom compensation is required to be individually reported under applicable securities laws, evaluate the NEOs’ performance in light of those goals and objectives, and set the NEOs’ respective compensation levels based on this evaluation.

(b)	Annually review the Chief Executive Officer’s evaluation of the performance of the other officers of the Corporation and such other senior management and key employees of the Corporation or any subsidiary of the Corporation as may be identified to the Committee by the Board (collectively, the “Designated Executives”) and review the Chief Executive Officer’s recommendations with respect to the amount of compensation to be paid to the Designated Executives.

(c)	Annually review, assess the competitiveness and appropriateness of and approve the compensation package of each of the Designated Executives.

(d)	Review and approve any employment contracts or arrangements with each of the Designated Executives, including any retiring allowance arrangements or any similar arrangements to take effect in the event of a termination of employment.

(e)	Review and recommend to the Board compensation policies and processes and in particular, the compensation policies and processes for the Designated Executives.

(f)	In determining the long-term incentive component of the Chief Executive Officer’s compensation and each Designated Executive’s compensation, consider the Corporation’s performance and relative shareholder return, the value of similar incentive awards to executives at comparable companies, and the awards given to Corporation executives in past years.

(g)	Make recommendations to the Board with respect to incentive compensation and equity-based plans, and review and make recommendations with respect to the performance or operating goals for participants in such plans.

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(h)	Have the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of director, Chief Executive Officer or senior executive compensation and have sole authority to approve the consultant’s fees and other retention terms.

(i)	Adopt, administer, approve and ratify awards under incentive compensation and stock plans, including amendments to the awards made under any such plans, and review and monitor awards under such plans.

(j)	Review and report to the Board on the appropriateness of the succession planning of the Corporation, including appointing, training and monitoring senior management.

(k)	Review the significant human resources policies, plans and programs of the Corporation to ensure they are supportive of the Corporation’s near and long-term strategies.

(l)	Undertake on behalf of, and in an advisory capacity to, the Board such other initiatives as may be necessary or desirable to assist the Board in discharging its responsibility to ensure that appropriate human resources development, performance evaluation, compensation and management development programs are in place and operating effectively.

Position Descriptions

The Board has developed written position descriptions which identify the responsibilities of the Chairman of the Board and the Chief Executive Officer. The Board has not developed written position descriptions for the Chair of each committee of the Board. The Board believes that the charters of the Audit Committee and the Human Resources and Corporate Governance Committee adequately delineate the roles of the Chairs of such committees. Each of the Audit Committee and the Human Resources and Corporate Governance Committee are responsible for reviewing their respective charters on a regular basis and to recommend to the Board any changes as considered appropriate from time to time.

AUDITOR

The auditors of the Corporation are PricewaterhouseCoopers LLP, Chartered Professional Accountants, Licensed Public Accountants, PwC Centre, 354 Davis Road, Suite 600, Oakville, ON L6J 0C5. PricewaterhouseCoopers LLP has served as the Corporation’s auditor since June 22, 2015.

MANAGEMENT CONTRACTS

The Corporation does not currently have any management contracts in place.

ADDITIONAL INFORMATION

Financial information pertaining to the Corporation is provided in the Financial Statements and related management’s discussion and analysis. Copies of the Financial Statements and related management’s discussion and analysis can be obtained by contacting Stephen Kilmer, Investor Relations, at 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5. Additional information relating to the Corporation is available on the SEDAR website at www.sedar.com.

DIRECTOR APPROVAL

The contents of this Circular and the sending thereof to the Shareholders, directors and auditor of the Corporation have been approved by the Board.

(Signed) “Arun Menawat”
Arun Menawat Director and Chief Executive Officer April 6, 2023

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SCHEDULE “A”

PROFOUND MEDICAL CORP.
(the “Company”)

BOARD MANDATE

INTRODUCTION

The term “Company” herein shall refer to Profound Medical Corp. and the term “Board” shall refer to the Board of Directors of the Company.

The Board is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the foregoing enhances and preserves the underlying value of the Company.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Company as a whole must be paramount at all times.

QUALIFICATIONS OF DIRECTORS

A majority of the directors will be “independent.” No director will be deemed independent unless the Board affirmatively determines the director has no material relationship with the Company, directly or as an officer, shareholder or partner of an organization that has a material relationship with the Company. The Board will observe all additional criteria for determining director independence pursuant to the rules of any and all securities exchange(s) on which the securities of the Company are listed and posted for trading, and other governing laws and regulations. The Board shall consider and affirmatively determine whether each individual director is independent on an annual basis.

DUTIES OF DIRECTORS

The Board discharges its responsibility for overseeing the management of the Company’s business by delegating to the Company’s senior officers the responsibility for day-to-day management of the Company. The Board discharges its responsibilities both directly and through its committees, the Audit Committee and the Human Resources and Corporate Governance Committee. Only independent members may serve on any of the foregoing committees of the Board. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. Each of the standing committees of the Board will have its own charter. The charter will set forth the responsibilities of each committee, procedures of the committee and how the committee will report to the Board.

Directors must fulfill their responsibilities consistent with their fiduciary duty to the Company in compliance with all applicable laws and regulations. Directors will take into consideration the interests of shareholders, employees, the members of communities in which the Company operates, and all other stakeholders in the Company.

In addition to the Board’s primary roles of overseeing corporate performance and providing quality, depth and continuity of management to meet the Company’s strategic objectives, principal duties include, but are not limited to the following categories:

Appointment of Management

1.	The Board has the responsibility for approving the appointment of the Chief Executive Officer and all other officers of the Company and approving the compensation of the executive officers for whom compensation is required to be individually reported under applicable securities laws (or “named executive officers”), following a review of the recommendations of the Human Resources and Corporate Governance Committee. To the extent feasible, the Board shall satisfy itself as to the integrity of the named executive officers and other executive officers and ensure the named executive officers and other executive officers create a culture of integrity throughout the Company.

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2.	The Board from time to time delegates to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits and material transactions outside the ordinary course of business are reviewed by and subject to the prior approval of the Board.

3.	The Board oversees that succession planning programs are in place, including programs to appoint, train, develop and monitor management.

Board Organization

4.	The Board will respond to recommendations received from the Human Resources and Corporate Governance Committee, but retains the responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

5.	The Board supports the separation of the role of the Chair of the Board from the role of Chief Executive Officer. In the event the Chair of the Board is not independent, the independent directors shall appoint an independent lead director.

6.	The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

7.	Independent directors will meet in camera as needed. Normally, such meetings will occur at the end of regularly schedule board meetings.

8.	The Board has the authority to hire independent legal, financial or other advisors as it deems necessary.

Strategic Planning

9.	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the business and its objectives and goals.

10.	The Board is responsible for adopting a strategic planning process and approving and reviewing, on at least an annual basis, the business, financial and strategic plans by which it is proposed the Company may reach those goals, and such strategic plans will take into account, among other things, the opportunities and risks of the business.

11.	The Board has the responsibility to provide input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

Monitoring of Financial Performance and Other Financial Reporting Matters

12.	The Board is responsible for enhancing congruence between shareholder expectations, Company plans and management performance.

13.	The Board is responsible for:

a.	adopting processes for monitoring the Company’s progress toward its strategic and operational goals, and to revise and alter its direction to management in light of changing circumstances affecting the Company; and

b.	taking action when Company performance falls short of its goals or as other special circumstances warrant.

14.	The Board shall be responsible for approving the audited consolidated financial statements; interim consolidated financial statements and the notes and Management’s Discussion and Analysis accompanying such consolidated financial statements.

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15.	The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters the Board is required to approve under the Company’s governing statute, including the payment of dividends, issuance, purchase and redemption of securities, acquisitions and dispositions of material property, plant and equipment and material capital expenditures.

Risk Management

16.	The Board has responsibility for the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company’s shareholders.

17.	The Board is responsible for the Company’s internal control and management information systems.

Policies and Procedures

18.	The Board is responsible for:

a.	developing the Company’s approach to corporate governance and approving and monitoring compliance with all significant policies and procedures related to corporate governance; and

b.	approving policies and procedures designed to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards and, in particular, adopting a written code of business conduct and ethics which is applicable to directors, officers and employees of the Company and which constitutes written standards that are reasonably designed to promote integrity and to deter wrongdoing.

19.	The Board enforces its policy respecting confidential treatment of the Company’s proprietary information and Board deliberations.

20.	The Board is responsible for monitoring compliance with the Company’s Code of Ethics. Any waivers from the code that may be granted for the benefit of the Company’s directors or executive officers must be granted by the Board (or a Board committee) only.

Communications and Reporting

21.	The Board has approved and will revise from time to time as circumstances warrant a Corporate Disclosure Policy to address communications with shareholders, employees, financial analysts, the media and such other outside parties as may be appropriate.

22.	The Board is responsible for:

a.	overseeing the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;

b.	overseeing that the financial results are reported fairly and in accordance with Canadian generally accepted accounting standards and related legal disclosure requirements;

c.	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company;

d.	reporting annually to shareholders on its stewardship for the preceding year; and

e.	overseeing the Company’s implementation of systems that accommodate feedback from stakeholders.

Position Descriptions

23.	The Board is responsible for:

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a.	if deemed necessary, developing position descriptions for the Chair of the Board, the chair of each Board committee and the Chief Executive Officer (which will include delineating management’s responsibilities);

b.	approving the corporate goals and objectives that the Chief Executive Officer is responsible for meeting; and

c.	developing a position description for the directors which sets out the expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

Orientation and Continuing Education

24.	The Board is responsible for:

a.	ensuring all new directors receive a comprehensive orientation, that they fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including the commitment of time and resources that the Company expects from its directors) and that they understand the nature and operation of the Company’s business; and

b.	providing continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company’s business remains current.

Human Resources of Directors

25.	In connection with the nomination or appointment of individuals as directors, the Board is responsible for:

a.	considering what competencies and skills the Board, as a whole, should possess;

b.	assessing what competencies and skills each existing director possesses;

c.	considering the appropriate size of the board with a view to facilitating effective decision making; and

d.	considering whether or not each new nominee can devote sufficient time and resource to his or her duties as a board member.

in carrying out each of these responsibilities, the Board will consider the advice and input of the Human Resources and Corporate Governance Committee.

26.	While the Board does not restrict the number of public company boards on which a director may serve, each director should ensure that he or she is able to devote sufficient time and resources to carrying out their duties as a board member effectively. As a general rule, directors are not permitted to join a board of another public company on which two or more other directors of the Company serve.

27.	The Board supports the principle that its membership should represent a diversity of backgrounds, experience and skills.

28.	Director nominees shall be selected by a majority of the independent directors.

Board Evaluation

29.	The Board is responsible for ensuring that the Board, its committees and each individual director are regularly assessed regarding his, her or its effectiveness and contribution. An assessment will consider, in the case of the Board or a Board committee, its mandate or charter and in the case of an individual director, any applicable position description, as well as the competencies and skills each individual director is expected to bring to the Board.

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Annual Review

30.	The Human Resources and Corporate Governance Committee shall review and reassess the adequacy of this mandate at least annually and otherwise as it deems appropriate and recommend changes to the Board, as necessary. The Human Resources and Corporate Governance Committee will ensure this mandate or a summary that has been approved by the Human Resources and Corporate Governance Committee is disclosed in accordance with all applicable securities laws or regulatory requirements in the Company’s annual management information circular or such other annual filing as may be permitted or required by applicable securities regulatory authorities.

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SCHEDULE “B”

LONG TERM INCENTIVE PLAN

The purpose of this Plan is to advance the interests of the Company by: (i) providing Eligible Persons with additional incentives; (ii) rewarding performance by Participants; (iii) increasing the proprietary interest of Participants in the success of the Company; (iv) encouraging Participants to remain with the Company or its Affiliates; and (v) attracting new directors, employees, officers and Consultants to the Company or its Affiliates.

Article 1
INTERPRETATION; ADMINISTRATION

1.1	Definitions

For the purposes of this Plan, the following terms shall have the following meanings:

(a)	“Affiliate” has the meaning ascribed to that term under National Instrument 45-106 – Prospectus and Registration Exemptions, as amended from time to time;

(b)	“Annual Board Retainer” means the annual retainer paid by the Company to a director in a Fiscal Year for service on the Board, together with Board committee fees, attendance fees and additional fees and retainers to committee chairs;

(c)	“Applicable Withholding Taxes” has the meaning ascribed thereto in Section 3.4;

(d)	“Associate” has the meaning ascribed thereto in the Securities Act (Ontario);

(e)	“Award Date” means the date(s) during the Fiscal Year on which the Annual Board Retainer is awarded;

(f)	“Board” means the Board of Directors of the Company or, as applicable, such committee of the Board to which the Board may choose to delegate authority to administer the Plan;

(g)	“Business Day” means any day other than a Saturday, Sunday or statutory or civic holiday in the City of Toronto, Ontario, Canada;

(h)	“Cash Equivalent” means (a) if the Participant regularly receives salary, wages or Annual Board Retainer in the currency in which the Market Value is determined, the Market Value multiplied by the number of vested Units in the Participant’s notional account, net of any Applicable Withholding Taxes, on the Settlement Date or DSU Termination Date, as applicable, or (b) the Market Value converted into the currency in which the Participant regularly receives wages, salary or Annual Board Retainer, multiplied by the number of vested Units in the Participant’s notional account, net of any Applicable Withholding Taxes, on the Settlement Date or DSU Termination Date, as applicable. For greater certainty, the conversion of the Market Value into the applicable currency will be based on the exchange rate provided by the Bank of Canada on the Settlement Date;

(i)	“Change of Control Event” means:

(i)	a reorganization, amalgamation, merger or other business combination (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Company and any one or more of its Affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Company immediately prior to such reorganization, amalgamation, merger, business combination or plan of arrangement do not, following the completion of such reorganization, amalgamation, merger, business combination or plan of arrangement, beneficially own, directly or indirectly, more than fifty percent (50%) of the resulting voting shares (on a fully-diluted basis) of the Company or its successor;

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(ii)	the sale to a person other than an Affiliate of the Company of all or substantially all of the Company’s assets; or

(iii)	a change in the composition of the Board, which occurs at a single meeting of the shareholders of the Company or upon the execution of a shareholders’ resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change;

(j)	“Code” has the meaning ascribed thereto in Addendum A to the Plan.

(k)	“Company” means Profound Medical Corporation or any successor thereof;

(l)	“Consultant” means a person or company, other than an employee, senior officer or director of the Company, that: (i) is engaged to provide services to the Company or an Affiliate, other than services provided in relation to a distribution, (ii) provides the services under a written contract with the Company or an Affiliate, and (iii) spends or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate;

(m)	“Date of Grant” means the date on which a particular Unit is granted by the Board as evidenced by the Grant Agreement pursuant to which the applicable Unit was granted;

(n)	“Deferred Share Unit” or “DSU” means a unit designated as a Deferred Share Unit representing the right to receive one Share or the Cash Equivalent in accordance with the terms set forth in the Plan;

(o)	“Disability” means the inability of a Participant to perform the duties associated with his or her position for 270 consecutive days as a result of his or her incapacity due to physical or mental illness;

(p)	“DSU Participant” means a director of the Company (who for greater certainty may not also be an employee) who has been designated by the Company for participation in the Plan and who has agreed to participate in the Plan and to whom Deferred Share Units have or will be granted thereunder;

(q)	“DSU Payment Date” means, with respect to a Deferred Share Unit granted to a DSU Participant, no later than December 31 of the Fiscal Year following the Fiscal Year in which the DSU Termination Date occurred;

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(r)	“DSU Settlement Notice” means a notice, in the form contained in Schedule “F” attached hereto, by a DSU Participant to the Company electing the desired timing of settlement of vested Deferred Share Units;

(s)	“DSU Termination Date” of a DSU Participant means the day that the DSU Participant ceases to hold all positions with the Company or a Related Entity as a result of the DSU Participant’s death or retirement or resignation from, or loss of, an office or employment for purposes of paragraph 6801(d) of the regulations under the ITA;

(t)	“Effective Date” has the meaning ascribed thereto in Section 2.1(1);

(u)	“Elected Amount” has the meaning ascribed thereto in Section 6.3(1);

(v)	“Election Notice” has the meaning ascribed thereto in Section 6.3(1);

(w)	“Eligible Person” means any director, officer, employee or Consultant of the Company or any of its Affiliates and any such person’s personal holding company, as designated by the Board in a resolution;

(x)	“Expire” means, with respect to a Unit, the termination of such Unit, on the occurrence of which such Unit is void, incapable of settlement, and of no value whatsoever; and “Expires” and “Expired” have similar meanings;

(y)	“Fiscal Year” means the fiscal year of the Company, which as of the Effective Date is the annual period commencing January 1 and ending the following December 31;

(z)	“Grant Agreement” means an agreement between the Company and a Participant under which a Unit is granted, substantially in the form attached hereto as Schedule “A” in reference to RSUs, and Schedule “D” in reference to DSUs, as each may be amended from time to time;

(aa)	“Insider” has the meaning ascribed to that term under the Securities Act (Ontario), as amended from time to time, and shall include Associates and Affiliates of the Insider, and shall include only those Insiders who are “reporting insiders” as defined in National Instrument 55-104 – Insider Reporting Requirements and Exemptions;

(bb)	“ITA” means the Income Tax Act (Canada), and the regulations thereunder;

(cc)	“Market Value” means the volume-weighted average price of the Common Shares on the stock exchange where the majority of trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the relevant date on which the Market Price is to be determined. If the Common Shares are not listed for trading on a stock exchange, the Market Price shall be the fair market value of the Common Shares as determined by the board of directors of the Company;

(dd)	“Participant” means a RSU Participant or a DSU Participant, as applicable;

(ee)	“Performance Criteria” shall mean criteria, if any, established by the Board which, without limitation, may include criteria based on the financial performance of the Company and/or an Affiliate;

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(ff)	“Plan” means this Amended and Restated Long Term Incentive Plan, as amended or restated from time to time;

(gg)	“Related Entity” means a corporation related to the Company within the meaning of the ITA;

(hh)	“Restricted Share Unit” or “RSU” means a unit granted or credited to a RSU Participant’s notional account pursuant to the terms of this Plan that, subject to the provisions hereof, entitles a RSU Participant to receive one Share or the Cash Equivalent in accordance with the terms set forth in the Plan;

(ii)	“RSU Participant” means an Eligible Person who has been designated by the Company for participation in the Plan and who has agreed to participate in the Plan and to whom a Restricted Share Unit has been granted or will be granted thereunder;

(jj)	“RSU Settlement Notice” means a notice, in the form contained in Schedule “B” attached hereto, by a RSU Participant to the Company electing to settle vested Restricted Share Units;

(kk)	“RSU Termination Date” means the date on which a RSU Participant ceases to be an Eligible Person as a result of a termination of employment with the Company or an Affiliate for any reason, including death, retirement, Disability or resignation. For the purposes of the Plan, a RSU Participant’s employment with the Company or an Affiliate shall be considered to have terminated effective on the last day of the RSU Participant’s actual and active employment with the Company or Affiliate, whether such day is selected by agreement with the individual, or unilaterally by the RSU Participant or the Company or Affiliate, and whether with or without advance notice to the RSU Participant. For the avoidance of doubt, no period of notice or pay in lieu of notice that is given or that ought to have been given under applicable law in respect of such termination of employment that follows or is in respect of a period after the RSU Participant’s last day of actual and active employment shall be considered as extending the RSU Participant’s period of employment for the purposes of determining his or her entitlement under the Plan;

(ll)	“RSU Vesting Date” means the date or dates determined in accordance with the terms of the Grant Agreement entered into in respect of such Restricted Share Units (as described in Section 4.4), on and after which a particular Restricted Share Unit may be settled, subject to amendment or acceleration from time to time in accordance with the terms hereof;

(mm)	“Separation From Service” has the meaning ascribed thereto in Addendum A to the Plan.

(nn)	“Settlement Date” has the meaning ascribed thereto in Section 5.1(1);

(oo)	“Share” means a common share in the capital of the Company, and includes any shares of the Company into which such common shares may be converted, reclassified, re-designated, subdivided, consolidated, exchanged or otherwise changed;

(pp)	“Shareholders” means holders of Shares;

(qq)	“Substitution Event” means (i) a Change of Control, or (ii) a merger, amalgamation, arrangement, business combination or other transaction pursuant to which the Shares of the Company are converted into, or exchanged for, other property, whether in the form of securities of another entity, cash or otherwise;

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(rr)	“Termination Notice” has the meaning ascribed thereto in Section 6.4(1);

(ss)	“TSX” means the Toronto Stock Exchange;

(tt)	“Units” means DSUs and RSUs, as applicable; and

(uu)	“US Participant” has the meaning ascribed thereto in Addendum A to the Plan.

Article 2
CONSTRUCTION AND INTERPRETATION

2.1	Effective Date.

(1)	This Plan was initially adopted by the Board on April 16, 2020 and was amended and restated on April 3, 2023 (the “Effective Date”), subject to the acceptance and approval of the Plan by the TSX and the Shareholders. Except as otherwise expressly stated herein, the Plan as amended and restated on the Effective Date shall govern all new grants of Deferred Share Units and Restricted Share Units hereunder and all outstanding Deferred Share Units and Restricted Share Units as of the Effective Date.

(2)	Should any changes to this Plan be required by any securities commission or other governmental body of any jurisdiction of Canada to which this Plan has been submitted or by any stock exchange on which the Shares may from time to time be listed, such changes will be made to this Plan as are necessary to conform with such requests and, if such changes are approved by the Board, this Plan, as amended, will remain in full force and effect in its amended form as of and from that date.

2.2	Currency.

All references in the Plan to currency refer to lawful currency of Canada.

2.3	Applicable Laws.

The Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

2.4	Validity.

If any provision of the Plan or part hereof is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

2.5	References.

In the Plan, references to the masculine include the feminine; reference to the singular shall include the plural and vice versa, as the context shall require.

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2.6	Headings.

Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions herein contained.

Article 3
GENERAL PROVISIONS

3.1	Administration.

(1)	The Board shall administer this Plan; however, notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board and/or to any member thereof. For greater certainty, any such delegation by the Board may be revoked at any time at the Board’s sole discretion. In the event of any such delegation by the Board, references made to the Board herein, shall, as applicable, include a committee of the Board and/or any member thereof. Nothing contained herein shall prevent the Board from adopting other or additional Share compensation arrangements or other compensation arrangements.

(2)	Subject to the terms and conditions set forth herein, the Board has the authority: (i) to grant Restricted Share Units to RSU Participants; (ii) to grant Deferred Share Units to DSU Participants; (iii) to determine the terms, including the limitations, restrictions, vesting period and conditions (including any Performance Criteria), if any, of such grants; (iv) to interpret this Plan and all agreements entered into hereunder; (v) to adopt, amend and rescind such administrative guidelines and other rules relating to this Plan as it may from time to time deem advisable; and (vi) to make all other determinations and to take all other actions in connection with the implementation and administration of this Plan as it may deem necessary or advisable. The Board’s guidelines, rules, interpretations, and determinations shall be conclusive and binding upon the Company, its Affiliates, and all Participants and their heirs, executors, legal personal representatives and beneficiaries.

(3)	No member of the Board or any person acting pursuant to authority delegated by it hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith, and each member of the Board and each such person shall be entitled to indemnification by the Company with respect to any such action or determination.

(4)	The Board may adopt such rules or regulations and vary the terms of this Plan and any grant hereunder as it considers necessary to address tax or other requirements of any applicable non-Canadian jurisdiction.

(5)	The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Shares or any other securities in the capital of the Company other than as specifically provided for in the Plan.

(6)	Shares issued or delivered to RSU Participants pursuant to the settlement of Restricted Share Units or to DSU Participants pursuant to the settlement of Deferred Share Units shall be subject to restrictions on resale and transfer under applicable securities laws and the requirements of the TSX, or other stock market on which any class of Shares are listed or quoted for trading, and any certificates representing such Shares shall bear, as required, a respective legend in respect thereof.

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3.2	Rules and Regulations.

The Board is authorized, subject to the provisions of the Plan, to establish such rules and regulations as it deems necessary for the proper administration of the Plan, and to make determinations and take such other action in connection with or in relation to the Plan as it deems necessary or advisable. Each determination or action made or taken pursuant to the Plan, including interpretation of the Plan, shall be final and conclusive for all purposes and binding on all parties, absent manifest error.

3.3	Amendment and Termination.

(1)	The Board may amend or suspend any provision of the Plan or any Unit, or terminate this Plan, at any time without Shareholder approval, subject to those provisions of applicable law and the rules, regulations and policies of any stock exchange on which the Common Shares are listed, including the TSX, that require the approval of security holders or any governmental or regulatory body regardless of whether any such amendment or suspension is material, fundamental or otherwise, and notwithstanding any rule of common law or equity to the contrary. However, except as expressly set forth herein or as required pursuant to applicable law, no action of the Board or Shareholders may materially adversely alter or impair the rights of a Participant under any Unit previously granted to the Participant without the consent of the affected Participant. Without limiting the generality of the foregoing, the Board may make the following types of amendments to this Plan or any Units without seeking Shareholder approval:

(a)	amendments of a “housekeeping” or administrative nature, including any amendment for the purpose of curing any ambiguity, error or omission in this Plan or any Grant Agreement or to correct or supplement any provision of this Plan or any Grant Agreement that is inconsistent with any other provision of this Plan or any Grant Agreement;

(b)	amendments necessary to comply with the provisions of applicable law or the rules, regulations and policies of any stock exchange on which the Shares are listed;

(c)	amendments necessary for Units to qualify for favourable treatment under applicable tax laws;

(d)	amendments to the vesting provisions of this Plan or any Unit;

(e)	amendments to the termination or early termination provisions of this Plan or any Unit, whether or not such Unit is held by an Insider; and

(f)	amendments necessary to suspend or terminate this Plan.

(2)	Shareholder approval will be required for the following types of amendments:

(a)	any amendment to increase the maximum number of Common Shares issuable under this Plan, other than pursuant to Section 4.5 or Section 6.12;

(b)	any amendment which deletes or reduces the range of amendments which require approval by the Shareholders under this Section 3.3(2);

(c)	any amendment that may permit the introduction or reintroduction of non-employee directors on a discretionary basis or any amendment that increases limits previously imposed on non-employee director participation;

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(d)	any amendment to remove or to exceed the participation limits on Insiders;

(e)	any amendment which would allow for the transfer or assignment of Units under this Plan, other than for normal estate settlement purposes; and

(f)	amendments required to be approved by Shareholders under applicable law or the rules, regulations and policies of any stock exchange on which the Shares are listed, including the TSX.

(3)	If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force with respect to outstanding Units will continue in effect as long as any such Unit or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board will remain able to make such interpretations and amendments to the Plan or the Units as they would have been entitled to make if the Plan was still in effect.

(4)	No such amendment to the Plan shall cause the Plan in respect of Restricted Share Units to cease to be a plan described in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the ITA or any successor to such provision.

(5)	No such amendment to the Plan shall cause the Plan in respect of Deferred Share Units to cease to be a plan described in regulation 6801(d) of the ITA or any successor to such provision.

3.4	Applicable Tax Withholdings and Deductions.

(1)	Notwithstanding any other provision contained herein, and together with Section 5.4 and Section 6.10, the Company or the relevant Affiliate, as applicable, shall be entitled to withhold from any amount payable to a Participant, either under this Plan or otherwise, such amounts as may be necessary so as to ensure that the Company or the relevant Affiliate is in compliance with the applicable provisions of the ITA or any other federal, provincial, state or local law relating to the withholding of tax or other required deductions relating to the settlement of such Units (the “Applicable Withholding Taxes”).

(2)	It is the responsibility of the Participant to complete and file any tax returns which may be required within the periods specified in applicable laws as a result of the Participant’s participation in the Plan. The Company shall not be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Plan and the Participant shall indemnify and save harmless the Company from and against any and all loss, liability, damage, penalty or expense (including legal expense), which may be asserted against the Company or which the Company may suffer or incur arising out of, resulting from, or relating in any manner whatsoever to any tax liability in connection therewith.

3.5	No Interest.

No interest or other amounts shall accrue to the Participant in respect of any amount payable by the Company to the Participant under this Plan or any Unit.

3.6	Costs.

The Company will be responsible for all costs relating to the administration of the Plan.

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3.7	Participation in this Plan.

(1)	Nothing contained in the Plan nor in any Unit granted hereunder shall be deemed to give any Participant any interest or title in or to any Shares or any rights as a Shareholder or any other legal or equitable right against the Company, or any of its Affiliates whatsoever, including without limitation, the right to vote as a Shareholder and/or the right to participate in any new issue of Shares to existing holders of Shares, other than those rights relating to Shares that have been issued by the Company upon the settlement of a Unit pursuant to the terms of this Plan.

(2)	Units shall be credited to an unfunded notional bookkeeping account established and maintained by the Company in the name of each Participant. Notwithstanding any other provision of the Plan to the contrary, a Unit shall not be considered or construed as an actual investment in Shares. Participants shall have no legal or equitable rights, claims, or interest in any specific property or assets of the Company or any Affiliate. No assets of the Company or any Affiliate shall be held in any way as collateral security for the fulfillment of the obligations of the Company or any Affiliate under this Plan. Any and all of the Company’s or any Affiliate’s assets shall be, and remain, the general unrestricted assets of the Company or Affiliate.

(3)	The Company’s or any of its Affiliate’s obligation under this Plan shall be merely that of an unfunded and unsecured promise of the Company or such Affiliate to pay money in the future, and the rights of Participants shall be no greater than those of unsecured general creditors.

(4)	The Company makes no representation or warranty as to the future Market Value of the Shares or with respect to any income tax matters affecting the Participant resulting from the grant or settlement of a Unit or transactions in the Shares. With respect to any fluctuations in the Market Value of Shares, neither the Company, nor any of its directors, officers, employees, Shareholders or agents, shall be liable for anything done or omitted to be done by such person or any other person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares hereunder, or in any other manner related to the Plan. For greater certainty, no amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any other arrangement, and no additional Units will be granted to such Participant, to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

(5)	The Plan does not provide for any guarantee in respect of any loss or profit that may result from fluctuations in the Market Value of Shares.

3.8	Right to Issue Other Shares.

The Company shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares, repurchasing Shares, or varying or amending its share capital or corporate structure.

3.9	Regulatory Approval.

The grant of Units and the issuance of Shares pursuant to this Plan are subject to compliance with all applicable laws, rules and regulations of all governmental and regulatory authorities and to the requirements of the TSX. The Participant agrees to: (i) comply with all such laws, rules regulations and requirements; (ii) to furnish to the Company any information, report and/or undertakings required to comply with all such laws, rules, regulations and requirements; (iii) to fully cooperate with the Company in complying with such laws, rules regulations and requirements; and (iv) to fully cooperate with the Company in complying with the provisions of the ITA and/or other tax laws, as applicable.

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3.10	Grant of Units, Shares Reserved and Participation Limits.

(1)	Subject to the provisions of this Plan, the Board may grant Units to Participants upon the terms, conditions and limitations set forth herein, in any Grant Agreement, and such other terms, conditions and limitations permitted by and not inconsistent with this Plan as the Board may determine, provided that:

(a)	The maximum number of Shares which may be reserved for issuance under this Plan in respect of grants of Restricted Share Units to RSU Participants and grants of Deferred Share Units to DSU Participants shall not exceed 4.9% of the issued and outstanding Shares from time to time on a non-diluted basis, provided that, the maximum number of Shares which may be reserved for issuance pursuant to all of the Company’s security-based compensation arrangements shall not in the aggregate exceed 13% of the issued and outstanding Shares from time to time on a non-diluted basis.

(b)	The number of Shares subject to any grants of Restricted Share Units or Deferred Share Units (or portions thereof) that: (i) have vested and been settled; or (ii) have Expired or been forfeited, surrendered, cancelled or otherwise terminated prior to the delivery of the Shares pursuant to a grant of Restricted Share Units or Deferred Share Units shall, in each case, automatically become available to be made and subject to new grants under this Plan. In addition, the number of Shares subject to grants of Restricted Share Units or Deferred Share Units (or portions thereof) that the Company settles in cash in lieu of settlement in Shares shall automatically become available to be made the subject of new grants under this Plan.

(c)	Unless the Company has received requisite Shareholder approval, under no circumstances shall this Plan, together with all of the Company’s previously established or proposed compensation or incentive plans or mechanisms involving the issuance or potential issuance of Shares from treasury result, at any time, in:

(i)	the aggregate number of Shares issuable to Insiders (as a group) at any point in time exceeding 10% of the Company’s issued and outstanding Shares;

(ii)	the issuance to Insiders (as a group), within a one-year period, of an aggregate number of Shares exceeding 10% of the Company’s issued and outstanding Shares; or

(iii)	the grant to any individual non-employee director of the Company of more than $150,000 worth of awards under any security-based compensation arrangement of the Company (with no more than $100,000 attributable to stock options) annually based on the grant date fair value of the Units, other than in respect of awards granted to non-employee directors in lieu of cash fees on a value for value basis.

For greater certainty, any reference herein to a “non-employee director” shall exclude any director who is also acting as, or was acting as during the time of any grant of securities, the President, Chief Executive Officer and/or Chief Financial Officer of the Company.

For greater certainty, any one-time initial equity grant upon a director who was not previously an Insider joining the Board are excluded from each of the limitations set forth in Section 3.10(1)(c)(ii) and Section 3.10(1)(c)(iii).

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(2)	In the event that a Participant receives Shares from the Company in satisfaction of a grant of Restricted Share Units or Deferred Share Units during a Company-imposed black-out period, the Participant shall not be entitled to sell or otherwise dispose of such Shares until such black-out period has expired. In the event that a Participant’s Units are set to Expire during a black-out period, such expiry date shall be automatically extended for ten (10) Business Days after the expiry of the black-out period following the date the relevant black-out period is lifted, terminated or removed, in accordance with Sections 3.3(4) and 3.3(5).

Article 4
RESTRICTED SHARE UNITS

4.1	Grant of Restricted Share Units.

(1)	Subject to the provisions of this Plan, the Board may grant Restricted Share Units to any Eligible Person upon the terms, conditions and limitations set forth herein and such other terms, conditions and limitations permitted by and not inconsistent with this Plan as the Board may determine.

(2)	The grant of a Restricted Share Unit shall be evidenced by a Grant Agreement, signed on behalf of the Company.

(3)	The Company shall maintain a notional account for each RSU Participant, in which shall be recorded the number of vested and unvested Restricted Share Units granted or credited to such RSU Participant.

(4)	The grant of a Restricted Share Unit to a RSU Participant, or the settlement of a Restricted Share Unit, under the Plan shall neither entitle such RSU Participant to receive nor preclude such RSU Participant from receiving subsequently granted Restricted Share Units.

(5)	Each Grant Agreement shall describe the Performance Criteria, if any, established by the Board that must be achieved for Units to vest to the RSU Participant.

4.2	Equivalence.

One (1) Restricted Share Unit is equivalent to one (1) Share. Fractional Restricted Share Units are permitted under the Plan.

4.3	Calculation.

The number of Restricted Share Units (including fractional Restricted Share Units) granted at any particular time pursuant to this Plan will be calculated by dividing (i) the dollar amount of such grant by (ii) the Market Value of a Share on the Date of Grant.

4.4	Vesting.

Except as otherwise provided in a RSU Participant’s Grant Agreement or any other provision of this Plan, and subject to the Board’s ability to change the RSU Vesting Date of any Restricted Share Unit pursuant to Article 7 and Article 8:

(1)	1/3 of the Restricted Share Units granted pursuant to Section 4.1 shall vest on the first (1st) anniversary of the Date of Grant;

(2)	1/3 of the Restricted Share Units granted pursuant to Section 4.1 shall vest on the second (2nd) anniversary of the Date of Grant; and

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(3)	1/3 of the Restricted Share Units granted pursuant to Section 4.1 shall vest on the third (3rd) anniversary of the Date of Grant.

4.5	Adjustments.

Subject to any required approval by the TSX or regulatory authority, in the case of any merger, amalgamation, arrangement, rights offering, subdivision, consolidation, or reclassification of the Shares or other relevant change in the capitalization of the Company, or stock dividend or distribution (excluding dividends or distributions which may be paid in cash or in Shares at the option of the Shareholder), or exchange of the Shares for other securities or property, the Company shall make appropriate adjustments in the Shares issuable or amounts payable, as the case may be, as determined as appropriate by the Board, to preclude a dilution or enlargement of the benefits hereunder, and any such adjustment (or non-adjustment) by the Company shall be conclusive, final and binding upon the RSU Participants. However, no amount will be paid to, or in respect of, the RSU Participants under the Plan or pursuant to any other arrangement, and no additional Restricted Share Units will be granted to such RSU Participant to compensation for a downward fluctuation in the Market Value of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a RSU Participant for such purpose.

Article 5
SETTLEMENT & EXPIRY

5.1	Settlement of Restricted Share Units.

(1)	Except as otherwise provided in a RSU Participant’s Grant Agreement or any other provision of this Plan:

(a)	All of the vested Restricted Share Units covered by a particular grant may be settled on the first Business Day following their RSU Vesting Date (the “Settlement Date”), but in no event later than December 31 of the third calendar year following the year in which the services giving rise to the award were rendered; and

(b)	Following the RSU Vesting Date in respect of an award of Restricted Share Units granted to a RSU Participant, a RSU Participant shall become entitled to deliver to the Company a RSU Settlement Notice in respect of any or all vested Units which it desires to settle. The RSU Participant will, when requested by the Company, execute and deliver all such documents relating to the settlement of the vested Restricted Share Units which the Company deems necessary or desirable.

(2)	Following the receipt by the Company of a RSU Settlement Notice, the Company shall elect to settle the Restricted Share Units through delivery of:

(a)	in the case of settlement for their Cash Equivalent, a cheque to the RSU Participant representing the Cash Equivalent;

(b)	in the case of settlement for Shares, a share certificate to the RSU Participant representing Shares issued from treasury; or

(c)	in the case of settlement for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

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Subject to the foregoing, the decision as to mode of payment shall be made by the Board in its sole discretion, and a payment of the Cash Equivalent and/or Shares, as the case may be, to any one RSU Participant shall not create any obligation for the Board to make a similar payment to any other RSU Participant.

5.2	Determination of Amounts.

(1)	Cash Equivalent of Restricted Share Units. For purposes of determining the Cash Equivalent of Restricted Share Units to be made pursuant to Section 5.1(2)(a) or Section 5.1(2)(c), such calculation will be made on the Settlement Date based on the Market Value on the Settlement Date multiplied by the number of vested Restricted Share Units in the RSU Participant’s Restricted Share Unit notional account which are being settled on the Settlement Date, net of any Applicable Withholding Taxes.

(2)	Payment in Shares; Issuance of Shares from Treasury. For the purposes of determining the number of Shares from treasury to be issued and delivered to a RSU Participant upon settlement of Restricted Share Units pursuant to Section 5.1(2)(b) or Section 5.1(2)(c), such calculation will be made on the Settlement Date, or if the Settlement Date is not a Business Day, on the next such Business Day, based on the whole number of Shares equal to the whole number of vested Restricted Share Units then recorded in the RSU Participant’s Restricted Share Unit notional account that are being settled on the Settlement Date, net of any Applicable Withholding Taxes. Shares issued from treasury will be issued in consideration for the past services of the RSU Participant to the Company and the entitlement of the RSU Participant under this Plan shall be satisfied in full by such issuance of Shares. As set out in Section 5.3, the Company will, if applicable, also make a cash payment, net of any Applicable Withholding Taxes, to the RSU Participant with respect to the value of any fractional Restricted Share Units standing to the RSU Participant’s credit after the maximum number of whole Shares have been issued by the Company as described above.

5.3	Cash Payment.

If applicable, the Company shall also make a cash payment, net of any Applicable Withholding Taxes, to the RSU Participant with respect to the value of fractional Restricted Share Units standing to the RSU Participant’s credit after the maximum number of whole Shares have been issued by the Company, calculated by multiplying (i) the number of such fractional Restricted Share Units by (ii) the Market Value of such fractional Restricted Share Units on the Settlement Date.

5.4	Applicable Withholding Taxes.

(1)	For greater certainty, unless not required under the ITA or any other applicable law, no cash payment will be made nor will Shares be issued until:

(a)	An amount sufficient to cover the Applicable Withholding Taxes payable on the settlement of such Restricted Share Units has been received by the Company (or withheld by the Company from the Cash Equivalent and/or cash payment noted above if applicable); or

(b)	The RSU Participant undertakes to arrange for such number of Shares to be sold as is necessary to raise an amount equal to the Applicable Withholding Taxes, and to cause the proceeds from the sale of such Shares to be delivered to the Company.

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5.5	Cancellation of Restricted Share Units.

Upon payment in full of the value of the Restricted Share Units, the Restricted Share Units shall be cancelled and no further payments shall be made from the Plan in relation to such Restricted Share Units.

5.6	Termination.

Except as the Board may otherwise determine or unless otherwise provided in the RSU Participant’s Grant Agreement and regardless of any adverse or potentially adverse tax or other consequences, if a RSU Participant ceases to be an Eligible Person for any reason, including, without limitation, as a result of his or her resignation, voluntary or involuntary termination, retirement, Disability, or death, any unvested Restricted Share Units held by such RSU Participant shall Expire on the RSU Termination Date.

Article 6
DEFERRED SHARE UNITS

6.1	Grant of Deferred Share Units.

(1)	Subject to the provisions of this Plan, the Board may grant Deferred Share Units to a DSU Participant upon the terms, conditions and limitations set forth herein and such other terms, conditions and limitations permitted by and not inconsistent with this Plan as the Board may determine.

(2)	The grant of a Deferred Share Unit shall be evidenced by a Grant Agreement, signed on behalf of the Company.

(3)	The Company shall maintain a notional account for each DSU Participant, in which shall be recorded the number of Deferred Share Units granted or credited to such Participant.

(4)	The grant of a Deferred Share Unit to a DSU Participant, or the settlement of a Deferred Share Unit, under the Plan shall neither entitle such DSU Participant to receive nor preclude such DSU Participant from receiving subsequently granted Deferred Share Units.

6.2	Equivalence.

One (1) Deferred Share Unit is equivalent to one (1) Share. Fractional Deferred Share Units are permitted under the Plan.

6.3	Election Notice; Elected Amount.

(1)	Subject to Board approval, a DSU Participant may elect by filing an election notice in the form of Schedule “C” attached hereto (the “Election Notice”), once each Fiscal Year, to be paid, subject to any minimum amount that may be required by the Board, up to one hundred percent (100%) of his or her Annual Board Retainer in the form of Deferred Share Units (the “Elected Amount”), with the balance of such Annual Board Retainer being paid in cash in accordance with the Company’s regular practices of paying such cash compensation. In the case of an existing DSU Participant, the election must be completed, signed and delivered to the Company by the end of the Fiscal Year preceding the Fiscal Year to which such election is to apply. In the case of a new DSU Participant, the election must be completed, signed and delivered to the Company as soon as possible, and, in any event, no later than 30 days after the director’s appointment, with such election to be effective on the first day of the fiscal quarter of the Company following the date of the Company’s receipt of the election until the final day of such Fiscal Year. For the first year of the Plan, DSU Participants must make such election as soon as possible, and, in any event, no later than 30 days, after adoption of the Plan and the election shall be effective on the first day of the fiscal quarter of the Company following the date of the Company’s receipt of the election until the final day of such Fiscal Year. If no election is made in respect of a particular Fiscal Year, the new or existing DSU Participant will be paid in cash in accordance with the Company’s regular practices of paying such cash compensation.

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(2)	In the absence of a designation to the contrary (including delivery of an Election Notice by a DSU Participant requesting that a greater or lesser percentage of his or her Annual Board Retainer be payable in the form of Deferred Share Units relative to the percentage previously elected by such DSU Participant), the DSU Participant’s Election Notice shall remain in effect unless otherwise terminated.

6.4	Termination Right.

(1)	Each DSU Participant is entitled to terminate his or her participation in the Plan by filing with the Chief Financial Officer of the Company, or such other officer of the Company designated by the Board, a notice electing to terminate the receipt of additional Deferred Share Units in the form of Schedule “E” attached hereto (“Termination Notice”). Such Termination Notice shall be effective as of the date received by the Company.

(2)	Thereafter, any portion of such DSU Participant’s Annual Board Retainer payable, and subject to comply with Section 6.3, all subsequent Annual Board Retainers shall be paid in cash in accordance with the Company’s regular practices of paying such cash compensation.

(3)	For greater certainty, to the extent a DSU Participant terminates his or her participation in the Plan, he or she shall not be entitled to become a DSU Participant again until the Fiscal Year following the Fiscal Year in which the Termination Notice becomes effective.

6.5	Calculation.

(1)	The number of Deferred Share Units (including fractional Deferred Share Units) granted at any particular time pursuant to this Plan will be calculated by:

(a)	in the case of an Elected Amount, by dividing (i) the dollar amount of the Elected Amount allocated to the DSU Participant by (ii) the Market Value of a Share on the applicable Award Date; or

(b)	in the case of a grant of Deferred Share Units pursuant to Section 6.1, by dividing (i) the dollar amount of such grant by (ii) the Market Value of a Share on the Date of Grant.

6.6	Vesting.

(1)	Except as otherwise provided in a DSU Participant’s Grant Agreement or any other provision of this Plan, and subject to the Board’s ability to change the vesting of any Deferred Share Unit pursuant to Article 7 and Article 8:

(a)	1/3 of the Deferred Share Units granted pursuant to Section 6.1 on or following the Effective Date shall vest on the first (1st) anniversary of the Date of Grant;

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(b)	1/3 of the Deferred Share Units granted pursuant to Section 6.1 on or following the Effective Date shall vest on the second (2nd) anniversary of the Date of Grant; and

(c)	1/3 of the Deferred Share Units granted pursuant to Section 6.1 on or following the Effective Date shall vest on the third (3rd) anniversary of the Date of Grant.

Any Deferred Share Units granted prior to the Effective Date shall vest in accordance with the applicable terms and conditions in effect immediately prior to the Effective Date.

Notwithstanding the foregoing, all Deferred Share Units that are granted in respect of Elected Amounts shall vest on the DSU Termination Date, unless otherwise determined by the Board at its sole discretion and in compliance with Section 3.3(5), subject to a determination of the Board made in accordance with Article 7 and Article 8.

(2)	DSU Participants will not have any right to receive any benefit under the Plan in respect of a Deferred Share Unit until the DSU Termination Date; provided that, the Deferred Share Unit is vested at such time. Any Deferred Share Units that are unvested as of the DSU Participant’s DSU Termination Date shall, unless otherwise determined by the Board at its sole discretion, be terminated effective immediately on the DSU Termination Date.

6.7	Settlement in respect of Deferred Share Units.

In respect of an award of vested Deferred Share Units granted to a DSU Participant, at any time between the DSU Participant’s DSU Termination Date and December 1st of the year following the year in which the DSU Participant’s DSU Termination Date occurs, a DSU Participant shall be entitled to deliver to the Company a DSU Settlement Notice in respect of any or all vested Deferred Share Units which the DSU Participant desires to settle. In the event that a DSU Participant fails to settle any vested Deferred Share Units as of December 1st of the year following the year in which the DSU Participant’s DSU Termination Date occurs, the Company shall automatically settle all such vested Deferred Share Units by the applicable DSU Payment Date. Settlement of vested Deferred Share Units shall occur as follows:

(1)	The Company shall elect to settle all vested Deferred Share Units in such DSU Participant’s notional account for their Cash Equivalent (determined in accordance with Section 6.8(1)), in Shares (determined in accordance with Section 6.8(2)) or a combination thereof.

(2)	Settlement of vested Deferred Share Units shall take place no later than the DSU Payment Date and in the form elected by the Company through:

(a)	in the case of settlement for their Cash Equivalent, a cheque to the Participant, a dependant or relation of the Participant or the Participant’s duly authorized legal representative, as the case may be, representing the Cash Equivalent;

(b)	in the case of settlement for Shares, a share certificate to the Participant, a dependant or relation of the Participant or the Participant’s duly authorized legal representative, as the case may be, representing Shares issued from treasury; or

(c)	in the case of settlement for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

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6.8	Determination of Amounts.

(1)	Cash Equivalent of Deferred Share Units. For purposes of determining the Cash Equivalent of Deferred Share Units to be made pursuant to Section 6.7(2)(a) or Section 6.7(2)(c), such calculation will be made based on the Market Value on the DSU Termination Date multiplied by the number of vested Deferred Share Units in the Participant’s Deferred Share Unit notional account as of the DSU Termination Date which are being settled, net of any Applicable Withholding Taxes.

(2)	Payment in Shares; Issuance of Shares from Treasury. For the purposes of determining the number of Shares from treasury to be issued and delivered to a DSU Participant upon settlement of Deferred Share Units pursuant to Section 6.7(2)(b) or Section 6.7(2)(c), such calculation will be based on the whole number of Shares equal to the whole number of vested Deferred Share Units recorded in the Participant’s Deferred Share Unit notional account that are being settled, net of any Applicable Withholding Taxes. Shares issued from treasury will be issued in consideration for the past services of the DSU Participant to the Company and the entitlement of the DSU Participant under this Plan shall be satisfied in full by such issuance of Shares. As set out in Section 6.9, the Company will, if applicable, also make a cash payment, net of any Applicable Withholding Taxes, to the Participant with respect to the value of any fractional Deferred Share Units standing to the Participant’s credit after the maximum number of whole Shares have been issued by the Company as described above.

6.9	Cash Payment.

If applicable, the Company shall also make a cash payment, net of any Applicable Withholding Taxes, to the DSU Participant with respect to the value of fractional vested Deferred Share Units standing to the DSU Participant’s credit after the maximum number of whole Shares have been issued by the Company, calculated by multiplying (i) the number of such fractional vested Deferred Share Units by (ii) the Market Value of such fractional vested Deferred Share Units on the applicable date.

6.10	Applicable Withholding Taxes.

For greater certainty, unless not required under the ITA or any other applicable law, no cash payment will be made nor will Shares be issued until:

(a)	An amount sufficient to cover the Applicable Withholding Taxes payable on the settlement of such Deferred Share Units has been received by the Company (or withheld by the Company from the Cash Equivalent and/or cash payment noted above if applicable); or

(b)	The DSU Participant undertakes to arrange for such number of Shares to be sold as is necessary to raise an amount equal to Applicable Withholding Taxes, and to cause the proceeds from the sale of such Shares to be delivered to the Company.

6.11	Cancellation of Deferred Share Units.

Upon payment in full of the value of the Deferred Share Units, the Deferred Share Units shall be cancelled and no further payments shall be made from the Plan in relation to such Deferred Share Units.

6.12	Adjustments.

Subject to any required approval by the TSX or regulatory authority, in the case of any merger, amalgamation, arrangement, rights offering, subdivision, consolidation, or reclassification of the Shares or other relevant change in the capitalization of the Company, or stock dividend or distribution (excluding dividends or distributions which may be paid in cash or in Shares at the option of the Shareholder), or exchange of the Shares for other securities or property, the Company shall make appropriate adjustments in the Shares issuable or amounts payable, as the case may be, as determined as appropriate by the Board, to preclude a dilution or enlargement of the benefits hereunder, and any such adjustment (or non-adjustment) by the Company shall be conclusive, final and binding upon the DSU Participants. However, no amount will be paid to, or in respect of, the DSU Participants under the Plan or pursuant to any other arrangement, and no additional Deferred Share Units will be granted to such Participant to compensation for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a DSU Participant for such purpose.

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6.13	US Participants.

Notwithstanding any other provision of the Plan to the contrary, if the Deferred Share Units of a DSU Participant are subject to tax under both the income tax laws of Canada and the income tax laws of the United States, the following special rules regarding forfeiture will apply. For greater clarity, these forfeiture provisions are intended to avoid adverse tax consequences under Section 409A of the Code and/or under paragraph 6801(d) of the regulations under the ITA, that may result because of the different requirements as to the time of redemption of Deferred Share Units (and thus the time of taxation) with respect to a DSU Participant’s Separation From Service (under U.S. tax law) and the DSU Participant’s DSU Termination Date (under Canadian tax law). The intended consequence of this Section 6.13 of the Plan is that payments to US Participants in respect of Deferred Share Units will only occur if such US Participant experiences both a Separation From Service and a DSU Termination Date. If a US Participant does not experience both a Separation From Service and a DSU Termination Date, including in the circumstances enumerated below, such Deferred Share Units shall instead be immediately and irrevocably forfeited:

(a)	a US Participant experiences a Separation From Service as a result of a permanent decrease in the level of services such US Participant provides to the Company or a related entity that is considered the same service recipient under Section 409A of the Code to less than 20% of his or her past service, but such US Participant continues to provide some level of service to the Company or a Related Entity;

(b)	a US Participant experiences a Separation From Service as a result of ceasing to be a member of the Board, but such US Participant continues providing services as an employee of the Company or Related Entity; or

(c)	a US Participant, for any reason, experiences a DSU Termination Date, but continues to provide services as an independent contractor such that he or she has not experienced a Separation From Service.

Article 7
ASSUMPTION OR SUBSTITUTION OF UNITS

7.1	Substitution.

(1)	In the event of a Substitution Event, any surviving or acquiring company must, unless Article 8 applies:

(a)	Assume any Unit outstanding under the Plan on substantially the same economic terms and conditions as the Plan; or

(b)	Substitute or replace restricted share units and deferred share units, as applicable (including an award to acquire the same consideration paid to the securityholders of the Company in the transaction effecting the Substitution Event) for those Restricted Share Units and Deferred Share Units outstanding under the Plan on substantially the same economic terms and conditions as the Plan.

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(2)	In the event any surviving or acquiring company neglects or refuses (as determined by the Board, acting reasonably) to assume any Units or to substitute or replace similar restricted share units and deferred share units, as applicable, for those outstanding Restricted Share Units and Deferred Share Units under the Plan in connection with a Substitution Event, then with respect to any Units held by Participants, the vesting of such Units will automatically and without further action by the Board or the Company be immediately accelerated so that such Units will be fully vested.

(3)	Notwithstanding any other provision of this Plan, in the event of a potential Substitution Event, the Board may, in its discretion: (i) terminate, conditionally or otherwise and on such terms as it sees fit, the Restricted Share Units not settled following successful completion of such Substitution Event; and (ii) accelerate, conditionally or otherwise and on such terms as it sees fit, the vesting of Units or, subject to Section 3.3(5), otherwise modify the terms of the Units to assist the Participants to obtain the advantage of holding Shares during the Substitution Event. If the Substitution Event referred to in this Article 7 is not completed during the time specified therein (as the same may be extended), the Units which vested pursuant to this Article 7 will be reinstated as unvested Units and the original terms applicable to such Units will apply. If any of the Units that vested pursuant to this Article 7 were settled, the applicable Shares or the Cash Equivalent must be returned to the Company and any Shares shall be cancelled. The determination of the Board in respect of any such Substitution Event will for the purposes of this Plan be final, conclusive and binding.

Article 8
TAKE-OVER BIDS

8.1	Take-over Bids.

(1)	In the event of a “potential change of control following a take-over bid” (as defined herein), the Board may, in its discretion, conditionally or otherwise and on such terms as it sees fit, accelerate the vesting of all of a Participant’s unvested Units to a date prior to the expiry date of such take-over bid or offer, such that all of a Participant’s Units will immediately vest at such time and the RSU Vesting Date in connection with any such Restricted Share Units will be adjusted accordingly. In such event, all Restricted Share Units so vested may be settled conditionally or otherwise, from such date until their respective expiry date so as to permit the Participant to tender the Shares received upon such settlement pursuant to the take-over bid or offer. For purposes of this Article 8, a “potential change of control following a take-over bid” will be deemed to occur upon a formal take-over bid or tender offer for Shares being made as a result of which the offeror and its Affiliates or Associates, and each company, trust, partnership or other entity under common control with any of them would, if successful, beneficially own, directly or indirectly, fifty percent (50%) or more of the Shares then outstanding.

(2)	Notwithstanding any other provisions of this Plan, in the event of a potential change of control following a take-over bid, the Board will have the power, if determined appropriate (i) to terminate, conditionally or otherwise and on such terms as it sees fit, the Restricted Share Units not settled following successful completion of such event, and/or (ii) subject to Section 3.3(5), to modify the terms of the Units, conditionally or otherwise and on such terms as it sees fit, in order to assist the Participants to tender their securities into the take-over bid. For greater certainty, in the event that the acquiring entity acquires one hundred percent (100%) of the outstanding Shares following the take-over bid, the Board will have the power, if determined appropriate, to terminate the Restricted Share Units not settled upon the expiry of the time period for tendering Shares to the acquiring entity for purchase.

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(3)	If the take-over bid referred to in this Article 8 is not completed within the time specified therein (as the same may be extended), the Units that vested pursuant to this Article 8 (if any) will be reinstated as unvested Units and the original terms applicable to such Units will apply. If any of the Units that vested pursuant to this Article 8 (if any) were settled the applicable Shares or the Cash Equivalent must be returned to the Company, and any Shares shall be cancelled. The determination of the Board with respect to any such event will for the purposes of this Plan be final, conclusive and binding.

Article 9
ASSIGNMENT

9.1	Successors and Assigns.

In no event may the rights or interests of a Participant under the Plan be assigned, encumbered, pledged, transferred or alienated in any way, except to the extent that certain rights may pass to a beneficiary or legal representative upon death of a Participant, by will or by the laws of succession and distribution.

9.2	Rights and Obligations.

Rights and obligations under the Plan may be assigned by the Company to a successor in the business of the Company.

Article 10
GENERAL PROVISIONS

10.1	Clawback.

Notwithstanding any other provision of this Plan, any Unit which is subject to recovery, cancellation, forfeiture, revocation or recoupment under applicable laws, stock exchange listing requirements or policies adopted by the Company, including the Company’s clawback policy, as amended or restated from time to time, will be subject to such deductions, cancellations, forfeitures, revocations, recoupments and clawbacks as may be required pursuant to such laws, stock exchange listing requirements or policies. The Company’s rights pursuant to such laws, stock exchange listing requirements or policies may include, without limitation, the ability to cancel or revoke any Unit for no consideration or require reimbursement or other recoupment of the value realized from any such Unit.

10.2	Non-Exclusivity.

Nothing contained herein will prevent the Board from adopting other additional compensation arrangements for the benefit of Eligible Persons, subject to any required regulatory or Shareholder approval.

10.3	No Right to Continued Employment or Consultancy.

Nothing contained herein shall (i) be construed as conferring upon any Participant the right to continued employment or consultancy, (ii) affect in any way the right of the Company or Shareholders to terminate such employment or consultancy, or (iii) affect in any way the rights of any party contained in any agreement governing a Participant’s service as an employee or consultant or other agreement governing the Participant’s services to the Company.

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10.4	No Right to Continued Board Membership.

Nothing contained herein shall (i) be construed as conferring upon any Participant the right to continue as a member of the Board, (ii) affect in any way the right of the Company or Shareholders to terminate such membership, or (iii) affect in any way the rights of any party contained in any agreement governing a Participant’s service as a member of the Board or other agreement governing the Participant’s non-employee services to the Company.

10.5	Reorganization of the Company.

The existence of any Units shall not affect in any way the right or power of the Company or its Shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Company or to create or issue any bonds, debentures, Shares or other securities of the Company or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

10.6	Notice

Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid, or delivered by courier or by facsimile transmission addressed, if to the Company, to the head office of the Company, Attention: Chief Financial Officer; or, if to a Participant, to such Participant at his or her address as it appears on the books of the Company or in the event of the address of any such Participant not so appearing, then to the last known address of such Participant; or, if to any other person, to the last known address of such person.

10.7	Compliance with Legislation

The administration of the Plan shall be subject to and performed in conformity with all applicable laws, regulations, orders of governmental or regulatory authorities and the requirements of any stock exchange on which the Shares are listed. Each Participant shall comply with all such laws, regulations, rules, orders and requirements, and shall furnish the Company with any and all information and undertakings, as may be required to ensure compliance therewith.

CONFIRMED as approved by the Board effective April 3, 2023.

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SCHEDULE “C”

PROFOUND MEDICAL CORP.
(the “Company”)

AUDIT COMMITTEE CHARTER

A.                  Purpose

The Audit Committee shall be directly responsible for the appointment, compensation and oversight of the work of the Company’s public accountants. The Audit Committee shall monitor: (1) the integrity of the consolidated financial statements of the Company; (2) the Company’s compliance with legal and regulatory requirements; (3) the public accountants’ qualifications and independence; and (4) the performance of the Company’s internal audit function and public accountants. The Audit Committee shall oversee the preparation of and review the report required by the rules of any and all securities regulatory bodies to which the Company is subject to be included in the Company’s annual proxy statement.

B.                  Committee Membership

The Audit Committee shall consist of no fewer than three members. Each member of the Audit Committee shall be unrelated and independent, and the composition of the Audit Committee shall satisfy the independence, experience and financial expertise requirements of any and all securities exchange(s) on which the securities of the Company are listed and posted for trading and all other applicable securities and other laws. The Board shall appoint the members of the Audit Committee annually, considering the recommendation of the Human Resources and Corporate Governance Committee, and further considering the views of the Chair of the Board and the Chief Executive Officer, as appropriate. The members of the Audit Committee shall serve until their successors are appointed.

The Board shall have the power at any time to change the membership of the Audit Committee and to fill vacancies in it, subject to such new member(s) satisfying the independence, experience and financial expertise requirements referred to above. Except as expressly provided in this Charter or the by-laws of the Company, or as otherwise provided by law or the rules of the stock exchanges to which the Company is subject, the Audit Committee shall fix its own rules of procedure.

C.                  Committee Authority and Responsibilities

The Audit Committee shall have the sole authority to appoint or replace the public accountants (subject, if applicable, to shareholder ratification), and shall approve all audit engagement fees and terms and all non-audit engagements with the public accountants. The Audit Committee shall consult with management but shall not delegate these responsibilities. In its capacity as a committee of the Board, the Audit Committee shall be directly responsible for the oversight of the work of the public accounting firm (including resolution of disagreements between management and the public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work, and the public accounting firm shall report directly to the Audit Committee. The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain and set and pay the compensation for special legal, accounting or other consultants to advise the committee and carry out its duties, and to conduct or authorize investigations into any matters within its scope of responsibilities.

The Audit Committee may request any officer or employee of the Company or the Company’s outside counsel or public accountants to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

The Audit Committee shall have the ability to communicate directly with the public accountants and the Company’s internal auditor, if any.

The Audit Committee, or another board committee comprised solely of independent directors if so designated by the Audit Committee, shall review all related party transactions on an ongoing basis, including to the extent required by any and all securities exchange(s) on which the securities of the Company are listed and posted for trading.

The Audit Committee shall make regular reports to the Board. The Audit Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Audit Committee shall annually review the Audit Committee’s own performance.

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In performing its functions, the Audit Committee shall undertake those tasks and responsibilities that, in its judgment, would most effectively contribute and implement the purposes of the Audit Committee. The following functions are some of the common recurring activities of the Audit Committee in carrying out its oversight responsibility:

•	Review and discuss with management and the public accountants the Company’s annual audited consolidated financial statements, including disclosures made in Management’s Discussion and Analysis of Financial Condition and Results of Operations and recommend to the Board whether the audited consolidated financial statements should be included in the Company’s annual report.

•	Review and discuss with management and the public accountants the Company’s quarterly financial statements, including disclosures made in Management’s Discussion and Analysis of Financial Condition and Results of Operations or similar disclosures, prior to the filing of its quarterly report.

•	Review and discuss with management and the public accountants the financial information and consolidated financial statements contained in any prospectus, registration statement, annual information form, circular or other material disclosure document of the Company, in each case prior to the filing of such documents.

•	Review and discuss with management and the public accountants, as applicable: (a) major issues regarding accounting principles and consolidated financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies; (b) analyses prepared by management or the public accountants setting forth significant financial reporting issues and judgments made in connection with the preparation of the consolidated financial statements, including analyses of the effects of alternative IFRS methods on the consolidated financial statements; (c) any management letter provided by the public accountants and the Company’s response to that letter; (d) any problems, difficulties or differences encountered in the course of the audit work, including any disagreements with management or restrictions on the scope of the public accountants’ activities or on access to requested information and management’s response thereto; (e) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the consolidated financial statements of the Company; and (f) prior to their release, earnings press releases, as well as financial information and earnings guidance (generally or on a case-by-case basis) provided to analysts and rating agencies.

•	Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

•	Obtain and review a report from the public accountants at least annually regarding: (a) the public accountants’ internal quality control procedures; (b) any material issues raised by the most recent quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; (c) any steps taken to deal with any such issues; and (d) all relationships between the public accountants and the Company.

•	Evaluate the qualifications, performance and independence of the public accountants, including a review and evaluation of the lead partner of the public accountants and taking into account the opinions of management.

•	Ensure the lead audit partner of the public accountants and the audit partner responsible for reviewing the audit are rotated at least every five years if required by applicable securities laws.

•	Discuss with management and the public accountants any accounting adjustments that were noted or proposed by the public accountants but were passed (as immaterial or otherwise).

•	Establish procedures for: (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

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•	Review disclosures made by the Company’s principal executive officer or officers and principal financial officer or officers regarding compliance with any certification obligations required by applicable laws and the rules promulgated thereunder, including the Company’s disclosure controls and procedures and internal controls for financial reporting and evaluations thereof.

•	Review with management and approve the Company’s investment policies for its securities portfolio and review the portfolio management performance.

•	Review the performances of the Chief Financial Officer and other senior executives involved in the financial reporting process, review financial and accounting personnel succession planning within the Company and, where possible, consult on the appointment of, or departure of, individuals occupying these positions.

D.                  Limitations of Audit Committee’s Roles

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to prepare consolidated financial statements, plan or conduct audits or to determine that the Company’s consolidated financial statements and disclosures are complete and accurate and are in accordance with IFRS principles and applicable rules and regulations. These are the responsibilities of management and the public accountants.

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